As filed with the Securities and Exchange Commission on June 7, 2006

Registration File Nos. 333-_____ and 811-21907

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒
Pre-Effective Amendment No. [      ]
Post-Effective Amendment No. [      ]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 ☒
Amendment No. [      ]

(Check appropriate box or boxes.)

TIAA Separate Account VA-3

(Exact Name of Registrant)

Teachers Insurance and
Annuity Association of America
(Name of Insurance Company)

730 Third Avenue
New York, New York 10017
(Address of Insurance Company’s Principal Executive Offices)

Insurance Company’s Telephone Number, Including Area Code: (212) 490-9000

Name and Address of Agent for Service: Stewart P. Greene, Esquire Teachers Insurance and Annuity Association of America 730 Third Ave New York, New York 10017-3206	Copy to: Mary E. Thornton, Esquire Sutherland Asbill & Brennan LLP 1275 Pennsylvania Avenue, N.W. Washington, D.C. 20004-2415

Approximate Date of Proposed Public Offering:           As soon as practicable after effectiveness of the Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

Title & Securities Being Registered:           Interests in a separate account funding variable annuity contracts.

PROSPECTUS

TEACHERS INSURANCE AND
ANNUITY ASSOCIATION OF
AMERICA

TIAA ACCESS

INDIVIDUAL AND GROUP
VARIABLE ANNUITY CONTRACTS

Funded through

TIAA SEPARATE ACCOUNT VA-3

__________, 2006

Sign up for electronic delivery at
www.tiaa-cref.org/howto/edelivery.html

PROSPECTUS

___________, 2006

TIAA ACCESS

Individual and Group Variable Annuity Contracts

Funded Through
TIAA SEPARATE ACCOUNT VA-3

of Teachers Insurance and Annuity Association of America

This prospectus describes TIAA Access individual and group variable annuity contracts funded through the TIAA SEPARATE ACCOUNT VA-3 (the “separate account”). Read it carefully before investing, and keep it for future reference. Before you invest, please read this prospectus carefully, along with the accompanying prospectus for the funds, and keep it for future reference.

The separate account is a segregated investment account of Teachers Insurance and Annuity Association of America (“TIAA,” “we,” or “us”). The separate account provides individual and group variable annuities for employees of colleges, universities, other educational and research organizations, and other governmental and non-profit institutions. Its main purpose is to invest funds for your retirement and pay you income based on your choice of investment accounts.

You may allocate your premiums between the variable investment accounts, the TIAA Traditional Annuity, and the TIAA Real Estate Account under the terms of the contract, and as permitted under the terms of your employer’s plan. The TIAA Real Estate Account is described in a separate prospectus.

The following variable investment accounts of the separate account which invest in the following funds are available for allocation of premium:

The Institutional Class of the following TIAA-CREF Mutual Funds:
•	TIAA-CREF Lifecycle Funds	•	TIAA-CREF Institutional S&P 500 Index Fund
	• 2010 Fund	•	TIAA-CREF Institutional Mid-Cap Growth Index Fund
	• 2015 Fund	•	TIAA-CREF Institutional Mid-Cap Value Index Fund
	• 2020 Fund	•	TIAA-CREF Institutional Mid-Cap Blend Index Fund
	• 2025 Fund	•	TIAA-CREF Institutional Small Cap Growth Index Fund
	• 2030 Fund	•	TIAA-CREF Institutional Small Cap Value Index Fund
	• 2035 Fund	•	TIAA-CREF Institutional Small Cap Blend Index Fund
	• 2040 Fund	•	TIAA-CREF Institutional International Equity Index Fund
•	TIAA-CREF Institutional Growth & Income Fund	•	TIAA-CREF Institutional Social Choice Equity Fund
•	TIAA-CREF Institutional International Equity Fund	•	TIAA-CREF Institutional Real Estate Securities Fund
•	TIAA-CREF Institutional Large-Cap Value Fund	•	TIAA-CREF Institutional Bond Fund
•	TIAA-CREF Institutional Mid-Cap Growth Fund	•	TIAA-CREF Institutional Inflation-Linked Bond Fund
•	TIAA-CREF Institutional Mid-Cap Value Fund	•	TIAA-CREF Institutional Money Market Fund
•	TIAA-CREF Institutional Small-Cap Equity Fund	•	TIAA-CREF Institutional Large Cap Growth Fund
•	TIAA-CREF Institutional Large Cap Growth Index Fund	•	TIAA-CREF Institutional Bond Plus Fund II
•	TIAA-CREF Institutional Large Cap Value Index Fund	•	TIAA-CREF Institutional Short-Term Bond Fund II
•	TIAA-CREF Institutional Equity Index Fund	•	TIAA-CREF Institutional High-Yield Fund II

The following non-TIAA-CREF Funds:

		•	American Funds Washington Mutual Investors (Class R-5)
		•	American Funds EuroPacific Growth Fund (Class R-5)
		•	Western Asset Core Plus Bond Fund (Institutional Class)
		•	T. Rowe Price Institutional Large-Cap Growth Fund

Many of the funds available under these contracts are also available for direct purchase outside of an annuity or life insurance contract. If you purchase shares of these funds directly from a broker-dealer or mutual fund company, you won't pay contract or separate account charges, but you also won't have annuity options or death benefits available. Because of these additional contract and separate account charges, which affect contract values and subaccount returns, you should refer only to return information regarding the funds available through TIAA or your employer, rather than to information that may be available through alternate sources.

TIAA offers the following contracts in connection with certain types of retirement plans:

  RA (Retirement Annuity)
  GRA (Group Retirement Annuity)
  SRA (Supplemental Retirement Annuity)
  GSRA (Group Supplemental Retirement Annuity)
  Retirement Choice and Retirement Choice Plus Annuity
  GA (Group Annuity) and Institutionally-Owned GSRAs

You or your employer can purchase these contracts in connection with a tax qualified pension plans under Internal Revenue Code (“IRC”) section 401(a), 403(a), 403(b), 414(d), 457(b), or 457(f) retirement plans. The tax advantages available with these contracts exist solely through one of these types of retirement plans. In contrast to many variable annuities, because these contracts can invest in funds available to the general public, if the contracts are not issued or purchased through one of these types of retirement plans, the taxes on gains will not be deferred. You should carefully consider the advantages and disadvantages of owning a variable annuity in a tax-qualified plan, as well as the costs and benefits of the contract (including the annuity income and death benefits), before you purchase the contract in a tax-qualified plan.

As with all variable annuities, your accumulation can increase or decrease depending on how well the underlying investments in the separate account do over time. We do not guarantee the investment performance of the separate account, and you bear the entire investment risk.

More information about the separate account is on file with the Securities and Exchange Commission (“SEC”) in a Statement of Additional Information (“SAI”), dated ______ , 2006. You can request these documents by writing us at TIAA, 730 Third Avenue, New York, New York 10017-3206 (attention: Central Services), by calling 800-223-1200 or by going to our website at www.tiaa-cref.org. The SAI, as supplemented from time to time, is “incorporated by reference” into this prospectus; that means it is legally part of the prospectus. The SAI’s table of contents is on the last page of this prospectus. The SEC maintains a website (http://www.sec.gov) that contains the SAI and material incorporated by reference into this prospectus and other information regarding the separate account.

The SEC has not approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

An investment in the contract is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency.

TABLE OF CONTENTS

This prospectus outlines the terms under which the variable annuity issued by TIAA is available. It does not constitute an offering in any jurisdiction where such an offering cannot lawfully be made. No dealer, salesman, or anyone else is authorized to give any information or to make any representation in connection with this offering other than those contained in this prospectus. If anyone does offer you such information or representations, you should not rely on them.

SPECIAL TERMS

Throughout the prospectus, “TIAA,” “we,” “us,” and “our” refer to Teachers Insurance and Annuity Association of America. “You” and “your” mean any contractowner or any prospective contractowner.

The terms and phrases below are defined so you will know precisely how we use them. To understand some definitions, you may have to refer to other defined terms.

Fund An available portfolio of the TIAA-CREF Institutional Mutual Funds or another unaffiliated fund provider.

Accumulation The total value of your accumulation units.

Accumulation Unit A share of participation in an investment account for someone in the accumulation period. Each investment account has its own accumulation unit value, which changes daily.

Annuity Unit A measure used to calculate the amount of annuity payments. Each investment account has a separate annuity unit value.

Beneficiary Any person or institution named to receive benefits if you die during the accumulation period or if you (and your annuity partner, if you have one) die before the end of any guaranteed period.

Business Day Any day the New York Stock Exchange (“NYSE”) is open for trading. A business day ends at 4 p.m. Eastern Time or when trading closes on the NYSE, if earlier.

Calendar Day Any day of the year. Calendar days end at the same time as business days.

Commuted Value The present value of annuity payments due under an income option or method of payment not based on life contingencies.

Companion CREF Certificate A companion certificate that was issued to you when you received your contract, or if not, on the later date that you first participated in CREF, if applicable.

CREF The College Retirement Equities Fund, a companion organization to TIAA.

Eligible Institution A nonprofit institution, including any governmental institution, organized in the United States.

Income Change Method How you choose to have your annuity payments revalued. Under the annual income change method, your payments are revalued once each year. Under the monthly income change method, your payments are revalued every month.

Income Option How you receive your TIAA retirement income.

Investment Account A subaccount of the separate account which invests exclusively in a fund.

Participant Any person who owns a TIAA contract. Sometimes an employer can be a participant.

Real Estate Account The assets and liabilities of the Real Estate Account are segregated from the assets and liabilities of the general account and any other TIAA separate account. This Real Estate Account is described in a separate prospectus.

Traditional Annuity The guaranteed annuity benefits under your contract. Amounts allocated to the Traditional Annuity under your contract buy a guaranteed minimum of lifetime income for you, in accordance with the applicable rate schedule or rate schedules.

Valuation Day Any business day plus the last calendar day of each month. Valuation days end as of the close of all U.S. national exchanges where securities or other investments of TIAA are principally traded. Valuation days that are not business days end at 4 p.m. Eastern Time.

SUMMARY

Read this summary together with the detailed information you'll find in the rest of the prospectus.

What is this product?

It is a variable annuity that allows investors to accumulate funds for retirement or other long-term investment purposes, and to receive future payment based on the amounts accumulated as lifetime income or through other payment options. Under plans in level 1, level 2, and level 3, you may allocate your premiums among 37 investment accounts of the separate account that invests in the following funds:

The Institutional Class of the following TIAA-CREF Mutual Funds:

  TIAA-CREF Lifecycle Funds (2010 Fund, 2015 Fund, 2020 Fund, 2025 Fund, 2030 Fund, 2035 Fund, and 2040 Fund)
  TIAA-CREF Institutional Growth & Income Fund
  TIAA-CREF Institutional International Equity Fund
  TIAA-CREF Institutional Large-Cap Value Fund
  TIAA-CREF Institutional Mid-Cap Growth Fund
  TIAA-CREF Institutional Mid-Cap Value Fund
  TIAA-CREF Institutional Small-Cap Equity Fund
  TIAA-CREF Institutional Large Cap Growth Index Fund
  TIAA-CREF Institutional Large Cap Value Index Fund
  TIAA-CREF Institutional Equity Index Fund
  TIAA-CREF Institutional S&P 500 Index Fund
  TIAA-CREF Institutional Mid-Cap Growth Index Fund
  TIAA-CREF Institutional Mid-Cap Value Index Fund
  TIAA-CREF Institutional Mid-Cap Blend Index Fund
  TIAA-CREF Institutional Small Cap Growth Index Fund
  TIAA-CREF Institutional Small Cap Value Index Fund
  TIAA-CREF Institutional Small Cap Blend Index Fund
  TIAA-CREF Institutional International Equity Index Fund
  TIAA-CREF Institutional Social Choice Equity Fund
  TIAA-CREF Institutional Real Estate Securities Fund
  TIAA-CREF Institutional Bond Fund
  TIAA-CREF Institutional Inflation-Linked Bond Fund
  TIAA-CREF Institutional Money Market Fund
  TIAA-CREF Institutional Large Cap Growth Fund
  TIAA-CREF Institutional Bond Plus Fund II
  TIAA-CREF Institutional Short-Term Bond Fund II
  TIAA-CREF Institutional High-Yield Fund II
The following non-TIAA-CREF Funds:
  American Funds Washington Mutual Investors Fund (Class R-5)
  American Funds EuroPacific Growth Fund (Class R-5)
  Western Asset Core Plus Bond Fund (Institutional Class)
  T. Rowe Price Institutional Large-Cap Growth Fund

TIAA reserves the right to make other Funds available in the future.

Under plans in level 4, you may only allocate your premiums among the investment accounts of the separate account that invest in the following funds:

The Institutional Class of the following TIAA-CREF Mutual Funds:

  TIAA-CREF Lifecycle Funds (2010 Fund, 2015 Fund, 2020 Fund, 2025 Fund, 2030 Fund, 2035 Fund, and 2040 Fund)
  TIAA-CREF Institutional International Equity Fund
  TIAA-CREF Institutional Large Cap Growth Fund
  TIAA-CREF Institutional Growth & Income Fund
  TIAA-CREF Institutional Large-Cap Value Fund
  TIAA-CREF Institutional Social Choice Equity Fund
  TIAA-CREF Institutional Mid-Cap Growth Fund
  TIAA-CREF Institutional Mid-Cap Value Fund
  TIAA-CREF Institutional Small-Cap Equity Fund
  TIAA-CREF Institutional Equity Index Fund
  TIAA-CREF Institutional Mid-Cap Blend Index Fund
  TIAA-CREF Institutional Small-Cap Growth Index Fund
  TIAA-CREF Institutional Small-Cap Blend Index Fund
  TIAA-CREF Institutional Small-Cap Value Index Fund
  TIAA-CREF Institutional Real Estate Securities Fund
  TIAA-CREF Institutional Bond Fund
  TIAA-CREF Institutional Inflation-Linked Bond Fund
  TIAA-CREF Institutional Money Market Fund
  TIAA-CREF Institutional Bond Plus Fund II.

TIAA reserves the right to make other Funds available in the future.

You may also allocate your premiums under the contract to the TIAA Traditional Annuity and the TIAA Real Estate Account, as permitted by your employer’s plan. As with all variable annuities, your accumulation in your contract can increase or decrease, depending on how well the funds underlying your selected investment accounts perform over time. TIAA doesn’t guarantee the investment performance of the funds or the investment accounts, and you bear the entire investment risk. You can remit premiums to the contract if it is available under the terms of your employer’s plan and it has been approved by the state insurance department with jurisdiction over your contract. Though the investment accounts are available under the terms of your contract, they may not be available under the terms of your employer’s plan. You may only invest in those investment accounts available under the terms of your employer’s plan.

What expenses must I pay under the contract?

The TIAA Access contracts have four expense levels. This prospectus describes the expenses attributable to the level of contract offered to your plan and its participants. The level of contract offered to any plan or plan participant is determined by the application of an economic analysis applied to that plan. Factors that drive the analysis of the plan’s economics are: total number of participants and contracts or participant certificates in the plan, annual contributions, total assets under administration and the projected allocation of assets and contributions to the different investment options offered by the plan, services offered to the plan, assumed participant and participant salary growth rates, projected plan participation waiting periods, vesting periods and participant turnover rates.

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering your contract.

The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer cash value between investment options. State premium taxes may be deducted depending on your state.

CONTRACTOWNER TRANSACTION EXPENSES

Sales load imposed on purchases (as a percentage of premiums)	None
Deferred sales load (as a percentage of premiums or amount surrendered, as
applicable)	None
Premium taxes (as a percentage of premiums, if applicable)(1)	Currently
None
Surrender fees (as a percentage of amount surrendered)	None
Transfer fee*	*None

(1)	Only applicable in certain states. Where TIAA is required to pay this premium tax, it may deduct the amount of the premium tax paid from any premium payment.

*We reserve the right to administer and collect redemption fees on behalf of any of the underlying funds who may impose them.

This next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

[NOTE: THE 4 LEVELS WILL BE IN SEPARATE PROSPECTUSES]

SEPARATE ACCOUNT ANNUAL EXPENSES – LEVEL 1 (as a percentage of average account value)

	Maximum
	Contractual	Current
	Fees	Fees

Mortality and expense risk charge	0.50%	0.07%
Administrative expense charge	1.50%	0.15%
Total separate account annual charges	2.00%	0.22%

SEPARATE ACCOUNT ANNUAL EXPENSES – LEVEL 2 (as a percentage of average account value)

	Maximum
	Contractual	Current
	Fees	Fees

Mortality and expense risk charge	0.50%	0.07%
Administrative expense charge	1.50%	0.25%
Total separate account annual charges	2.00%	0.32%

SEPARATE ACCOUNT ANNUAL EXPENSES – LEVEL 3 (as a percentage of average account value)

	Maximum
	Contractual	Current
	Fees	Fees

Mortality and expense risk charge	0.50%	0.07%
Administrative expense charge	1.50%	0.40%
Total separate account annual charges	2.00%	0.47%

SEPARATE ACCOUNT ANNUAL EXPENSES – LEVEL 4 (as a percentage of average account value)

	Maximum
	Contractual	Current
	Fees	Fees

Mortality and expense risk charge	0.50%	0.07%
Administrative expense charge	1.50%	0.70%
Total separate account annual charges	2.00%	0.77%

SEPARATE ACCOUNT ANNUAL EXPENSES –Payout Annuity Expenses (as a percentage of average account value)

	Maximum
	Contractual	Current
	Fees	Fees

Mortality and expense risk charge	.50%	0.07%
Administrative expense charge	1.50%	0.29%
Total separate account annual charges	2.00%	0.36%

The following table shows the total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The table shows the minimum and maximum total operating expenses of the funds for the most recently ended fiscal year. The most recently ended fiscal year for the listed TIAA-CREF mutual funds is September 30, 2005; most recently ended fiscal year for the American Funds Washington Mutual Investors (Class R-5) is April 30, 2006; most recently ended fiscal year for the American Funds EuroPacific Growth Fund (Class R-5) is April 30, 2006; most recently ended fiscal year for the Western Asset Core Plus Bond Fund (Institutional Class)is March 31, 2006; and most recently ended fiscal year for the T. Rowe Price Institutional Large-Cap Growth Fund is December 31, 2005. More detail concerning each fund’s fees and expenses is contained in the prospectus for each fund.

RANGE OF TOTAL ANNUAL FUND OPERATING EXPENSES
	Minimum	Maximum
	Expenses	Expenses

Total Annual Fund Operating Expenses that are deducted from fund
assets, including management fees and other expenses	0.08%	0.82%
Net Annual Fund Operating Expenses that are deducted from fund assets, including management fees and other expenses—after any
contractual waivers or reimbursements	0.08%	0.60%

The following table lists the annual expenses for each funds most recently ended fiscal year, as a percentage of each Fund's average net assets.

TOTAL ANNUAL FUND OPERATING EXPENSES BY FUND

				Total
	Management			Annual		Net Annual
	(investment			Fund	Expense	Fund
	advisory)	12b-1	Other	Operating	Reimbursements	Operating
	Fees	Fees	Expenses	Expenses	And Waivers[1,2,3]	Expenses

The Institutional Class of the
TIAA-CREF Lifecycle Funds[4]
• 2010 Fund	0.10%	--	0.31%	0.41%	0.10%	0.31%
• 2015 Fund	0.10%	--	0.31%	0.41%	0.10%	0.31%
• 2020 Fund	0.10%	--	0.31%	0.41%	0.10%	0.31%
• 2025 Fund	0.10%	--	0.31%	0.41%	0.10%	0.31%
• 2030 Fund	0.10%	--	0.31%	0.41%	0.10%	0.31%
• 2035 Fund	0.10%	--	0.31%	0.41%	0.10%	0.31%
• 2040 Fund	0.10%	--	0.31%	0.41%	0.10%	0.31%
TIAA-CREF Institutional Growth
& Income Fund	0.45%	--	0.07%	0.52%	0.39%	0.13%
TIAA-CREF Institutional
International Equity Fund	0.50%	--	0.12%	0.62%	0.02%	0.60%
TIAA-CREF Institutional Large-
Cap Value Fund	0.45%	--	0.06%	0.51%	0.01%	0.50%
TIAA-CREF Institutional Mid-Cap		--
Growth Fund	0.48%		0.11%	0.59%	0.04%	0.55%
TIAA-CREF Institutional Mid-Cap		--
Value Fund	0.48%		0.09%	0.57%	0.02%	0.55%
TIAA-CREF Institutional Small-		--
Cap Equity Fund	0.48%		0.07%	0.55%	--	0.55%
TIAA-CREF Institutional Large		--
Cap Growth Index Fund	0.04%		0.04%	0.08%	--	0.08%
TIAA-CREF Institutional Large		--
Cap Value Index Fund	0.04%		0.04%	0.08%	--	0.08%
TIAA-CREF Institutional Equity
Index Fund	0.04%	--	0.04%	0.08%	--	0.08%

1 Teachers Advisors, Inc. has contractually agreed to reimburse the Funds for such Other Expenses that exceed, on an annual basis: 0.04% of average daily net assets for the Large-Cap Growth Index, Large-Cap Value Index, Equity Index, S&P 500 Index, Mid-Cap Growth Index, Mid-Cap Value Index, Mid-Cap Blend Index, Small-Cap Growth Index, Small-Cap Value Index and Small-Cap Blend Index Funds; 0.05% of average daily net assets for the Growth & Income, Large-Cap Value, Social Choice Equity, Real Estate Securities, Bond, Inflation-Linked Bond, Money Market Funds, Large Cap Growth Fund, Bond Plus Fund II, Short-Term Bond Fund II, and High-Yield Fund II ; 0.07% of average daily net assets for the Mid-Cap Growth, Mid-Cap Value, and Small-Cap Equity Funds; 0.10% of average daily net assets for the International Equity Fund; and 0.11% of average daily net assets for the International Equity Index Fund. These expense reimbursement agreements are currently expected to continue through at least April 30, 2010 for the Index Funds and April 30, 2007 for the other Funds and can only be changed with the approval of the Board of Trustees.

2 Teachers Advisors, Inc. has agreed to waive a portion of the Management Fees for this fund equal to, on an annual basis, 0.37% This waiver is contractual and will remain if effect through April 30, 2007.

3 Along with the agreement to limit Other Expenses, Teachers Advisors, Inc. has also contractually agreed to waive the portion of its Management Fee for Growth & Income Fund that exceeds 0.08% of average daily net assets through at least April 30, 2007.

4 The Lifecycle Funds have adopted a distribution plan pursuant to Rule 12b-1 under the 1940 Act that permits the funds to reimburse Teachers Personal Investors Services, Inc. (“TPIS”), a subsidiary of TIAA and principal underwriter for the funds, for certain promotional expenses of selling Fund shares in an amount up to 0.05% of the net asset value of the shares on an annual basis. However, TPIS has contractually agreed not to seek any reimbursements under the Plan through at least April 30, 2007. Therefore, no Distribution (12b-1) Fees are shown. In addition, Teachers Advisors, Inc. has contractually agreed to waive its 0.10% Management Fee on each Lifecycle Fund through at least April 30, 2007.

TOTAL ANNUAL FUND OPERATING EXPENSES BY FUND

				Total
	Management			Annual		Net Annual
	(investment			Fund	Expense	Fund
	advisory)	12b-1	Other	Operating	Reimbursements	Operating
	Fees	Fees	Expenses	Expenses	And Waivers[1,2,3]	Expenses

TIAA-CREF Institutional S&P 500
Index Fund	0.04%	--	0.04%	0.08%	--	0.08%
TIAA-CREF Institutional Mid-Cap
Growth Index Fund	0.04%	--	0.05%	0.09%	0.01%	0.08%
TIAA-CREF Institutional Mid-Cap
Value Index Fund	0.04%	--	0.04%	0.08%	--	0.08%
TIAA-CREF Institutional Mid-Cap
Blend Index Fund	0.04%	--	0.04%	0.08%	--	0.08%
TIAA-CREF Institutional Small
Cap Growth Index Fund	0.04%	--	0.05%	0.09%	0.01%	0.08%
TIAA-CREF Institutional Small
Cap Value Index Fund	0.04%	--	0.04%	0.08%	--	0.08%
TIAA-CREF Institutional Small
Cap Blend Index Fund	0.04%	--	0.04%	0.08%	--	0.08%
TIAA-CREF Institutional
International Equity Index Fund	0.04%	--	0.11%	0.15%	--	0.15%
TIAA-CREF Institutional Social
Choice Equity Fund	0.15%	--	0.06%	0.21%	0.01%	0.20%
TIAA-CREF Institutional Real
Estate Securities Fund	0.50%	--	0.08%	0.58%	0.03%	0.55%
TIAA-CREF Institutional Bond
Fund	0.30%	--	0.06%	0.36%	0.01%	0.35%
TIAA-CREF Institutional
Inflation-Linked Bond Fund	0.30%	--	0.05%	0.35%	--	0.35%
TIAA-CREF Institutional Money
Market Fund	0.10%	--	0.05%	0.15%	--	0.15%
TIAA-CREF Institutional Large
Cap Growth Fund	0.45%	--	0.37%	0.82%	0.69%	0.13%
TIAA-CREF Institutional Bond
Plus Fund II	0.30%	--	0.23%	0.53%	0.18%	0.35%
TIAA-CREF Institutional Short-
Term Bond Fund II	0.25%	--	0.13%	0.38%	0.08%	0.30%
TIAA-CREF Institutional High-
Yield Fund II	0.35%	--	0.10%	0.45%	0.05%	0.40%
American Funds Washington
Mutual Investors (Class R-5)[5]	0.27%	--	0.11%	0.38%	--	0.38%
American Funds EuroPacific
Growth Fund (Class R-5) [5]	0.43%	--	0.15%	0.58%	--	0.58%
Western Asset Core Plus Bond
Fund (Institutional Class)	0.41%	--	0.04%	0.45%	--	0.45%
T. Rowe Price Institutional
Large-Cap Growth Fund[6]	0.55%	--	0.19%	0.74%	0.16%	0.58%

5 The fund's investment adviser and business manager began waiving 5% of their management fees on September 1, 2004. Beginning April 1, 2005, these waivers increased to 10% and will continue at this level until further review. Total annual fund operating expenses do not reflect the waivers. In addition, the investment adviser paid a portion of the fund’s transfer agent fees for certain R share classes. Total annual fund operating expenses do not reflect any waivers or reimbursement.

6 Effective August 31, 2005, T. Rowe Price contractually obligated itself to waive any fees and bear any expenses through April 30, 2007, that would cause the ratio of expenses to average net assets to exceed 0.58% . Fees waived or expenses paid or assumed under this agreement are subject to reimbursement to T. Rowe Price by the fund whenever the fund`s expense ratio is below 0.58% . However, no reimbursement will be made after April 30, 2009, or three years after the waiver or payment, whichever is sooner, or if it would result in the expense ratio exceeding 0.58% . Any amounts reimbursed will have the effect of increasing fees otherwise paid by the fund. The fund operated under a previous expense limitation for which T. Rowe Price may be reimbursed.

The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contractowner transaction expenses, separate account annual expenses, the annual contract fee, and annual fund operating expenses.

Level 1. This Example assumes that you invest $10,000 in a contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

ANNUAL EXPENSE DEDUCTIONS FROM NET ASSETS	1 Year	3 Years	5 Years	10 Years

If you withdraw your entire accumulation at the end of the
applicable time period:

If you annuitize at the end of the applicable time period:

If you do not withdraw your entire accumulation:

Level 2. This Example assumes that you invest $10,000 in a contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

ANNUAL EXPENSE DEDUCTIONS FROM NET ASSETS	1 Year	3 Years	5 Years	10 Years

If you withdraw your entire accumulation at the end of the
applicable time period:

If you annuitize at the end of the applicable time period:

If you do not withdraw your entire accumulation:

Level 3. This Example assumes that you invest $10,000 in a contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

ANNUAL EXPENSE DEDUCTIONS FROM NET ASSETS	1 Year	3 Years	5 Years	10 Years

If you withdraw your entire accumulation at the end of the
applicable time period:

If you annuitize at the end of the applicable time period:

If you do not withdraw your entire accumulation:

Level 4. This Example assumes that you invest $10,000 in a contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

ANNUAL EXPENSE DEDUCTIONS FROM NET ASSETS	1 Year	3 Years	5 Years	10 Years

If you withdraw your entire accumulation at the end of the
applicable time period:

If you annuitize at the end of the applicable time period:

If you do not withdraw your entire accumulation:

[NOTE: THE 4 EXAMPLES WILL BE IN SEPARATE PROSPECTUSES]

The Examples reflect the $___ annual contract fee as ___% based on our estimates of anticipated contract size. The examples should not be considered a representation of past or future expenses or annual rates of return of any fund. Actual expenses and annual rates of return may be more or less than those assumed for the purpose of the examples. For more information, see “Charges,” below.

Because the contracts were not offered for sale prior to August 31, 2006, condensed financial information is not available.

How do I purchase a contract?

Generally, we’ll issue a contract when we receive a completed application or enrollment form. If we receive premiums from your employer before your application or enrollment form, we will invest the money in the default option under your employer’s plan until we receive your form. When the completed form arrives, we’ll transfer the appropriate amounts to the accounts you’ve specified, crediting them as of the end of the business day we receive the form. Some employer plans may, however, require that we send such premiums back to the employer.

Can I cancel my contract?

You may cancel any Retirement Annuity, Supplemental Retirement Annuity, or Group Supplemental Retirement Annuity contracts issued in New York up to 30 days after you receive it unless we have begun making annuity payments from it. To cancel, mail or deliver the contract with a signed Notice of Cancellation (available by contacting TIAA) to our home office. We will cancel the contract, then send the entire current accumulation to whomever sent the premiums. You bear the investment risk during this period.

Can I transfer among the investment options or make cash withdrawals from the contract?

Yes, you may transfer among investment options once per investment option per calendar quarter. All transfers must be for at least $1,000 or your entire accumulation, if less. All cash withdrawals must be for at least $1,000 or your entire contract accumulation. We may limit or modify transfer requests if we determine, in our sole opinion, that transfers are or would be harmful to the separate account or any subaccount or would be to the disadvantage of other annuitants. These transactions may be limited by the terms of your employer’s plan, or by current tax law, or by the terms of your contract.

Cash withdrawals may be taxed and you may have to pay a tax penalty if you take a cash withdrawal before age 59½.

What are my options for receiving annuity payments under the contract?

Variable annuity payments under life annuities from the investment options under the separate account are intended to be available sometime in 2007. Such variable annuities will increase or decrease, depending on how well the funds underlying the investment accounts perform over time. Your payments will also change depending on the income change method you choose, i.e., whether you choose to have your payments revalued monthly or annually.

What death benefits are available under the contract?

If you die before receiving annuity payments, your beneficiary can receive a death benefit. For details, see “Death Benefits.”

TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA

TIAA is a nonprofit stock life insurance company, organized under the laws of New York State. It was founded on March 4, 1918, by the Carnegie Foundation for the Advancement of Teaching. All of the stock of TIAA is held by the TIAA Board of Overseers, a nonprofit New York membership corporation whose main purpose is to hold TIAA’s stock. TIAA’s headquarters are at 730 Third Avenue, New York, New York 10017-3206. TIAA’s general account offers traditional annuities, which guarantee principal and a specified interest rate while providing the opportunity for additional dividends. TIAA also offers life insurance. TIAA has received the highest ratings from the leading independent insurance industry rating agencies: A++ (Superior) from A.M. Best Company, AAA from Duff & Phelps Credit Rating Company, Aaa from Moody’s Investor’s Service and AAA from Standard and Poor’s.

TIAA is the companion organization of the College Retirement Equities Fund (“CREF”), the first company in the United States to issue a variable annuity. CREF is a nonprofit membership corporation established in New York State in 1952. Together, TIAA and CREF form the principal retirement system for the nation’s education and research communities and one of the largest retirement systems in the world, based on assets under management. TIAA-CREF serves approximately 3.2 million people at over 15,000 institutions. As of December 31, 2005, TIAA’s assets were approximately $171.1 billion; the combined assets for TIAA and CREF totaled approximately $354.3 billion (although CREF does not stand behind TIAA’s guarantees).

THE SEPARATE ACCOUNT

Separate Account VA-3 was established as of August 31, 2006 as a separate investment account of TIAA under New York law, by resolution of TIAA’s Board of Trustees. The separate account is registered with the SEC as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), and operates as a unit investment trust. The separate account is designed to fund individual and group variable contracts in retirement plans. As part of TIAA, the separate account is also subject to regulation by the State of New York Insurance Department (“NYID”) and the insurance departments of some other jurisdictions in which the contracts are offered (see the SAI).

Although TIAA owns the assets of the separate account, the contract states that the separate account’s income, investment gains, and investment losses are credited to or charged against the assets of the separate account without regard to TIAA’s other income, gains, or losses. Under New York law, we cannot charge the separate account with liabilities incurred by any other TIAA separate account or other business activity TIAA may undertake.

Earnings on accumulations in the separate account are not taxed until withdrawn or paid as annuity income (see “Federal Income Taxes,” below).

ADDING, CLOSING, OR SUBSTITUTING PORTFOLIOS

The separate account currently consists of 37 investment accounts, but we can add new investment accounts in the future. Investment accounts will be available to you provided they are available under the terms of your employer’s plan. We do not guarantee that the separate account, or any investment account added in the future, will always be available. We reserve the right, subject to any applicable law, to change the separate account and its investments. We can add or close investment accounts, substitute a different investment option for any of the current funds, or combine investment accounts, subject to the requirements of applicable law and your employer’s plan. A substitution may become necessary if, in our judgment, a fund no longer suits the purposes of the contracts or for any other reason in our sole discretion. This may happen due to a change in laws or regulations, or a change in a fund's investment objectives or restrictions, or because the fund is no longer available for investment, or for some other reason. A substituted fund may have different fees and expenses. Substitution may be made with respect to existing contract value or future premium payments, or both, for some or all classes of contracts. Furthermore, we may close investment accounts to allocation of premium payments or contract value, or both, for some or all classes of contracts, at any time in our sole discretion.

In the event that a fund or investment account is no longer available, amounts invested in such investment account may be moved to the investment account designated by your employer under the terms of your employer’s plan. You may be given the opportunity, under the terms of your employer’s plan, to instruct us as to where to invest your assets.

We can also make any changes to the separate account or to the contract required by applicable insurance law, the Internal Revenue Code, or the 1940 Act. TIAA can make some changes at its discretion, subject to NYID and SEC approval, as required. The separate account can (i) operate under the 1940 Act as a unit investment trust that invests in another investment company or in any other form permitted by law, (ii) deregister under the 1940 Act if registration is no longer required, or (iii) combine with other separate accounts. As permitted by law, TIAA can transfer the separate account assets to another separate account or investment accounts of TIAA or another insurance company or transfer the contract to another insurance company.

VOTING RIGHTS

The separate account is the legal owner of the shares of the funds offered through your contract. It therefore has the right to vote its shares at any meeting of the funds’ shareholders. When shareholder meetings are held, we will give you the right to instruct us how to vote the shares attributable to your contract. If we don't receive timely instructions, your shares will be voted by TIAA in the same proportion as the voting instructions received on all outstanding contracts. TIAA may vote the shares of the funds in its own right in some cases, if it determines that it may legally do so.

The number of fund shares attributable to you is determined by dividing your interest in the applicable investment account by the net asset value of the underlying fund.

YOUR INVESTMENT OPTIONS

The separate account is designed to invest in the mutual funds described below. You can lose money by investing in any of the investment accounts, and the underlying funds could underperform other investments.

Many of the underlying mutual funds offered through the separate account are also available for direct purchase outside of an annuity or life insurance contract. Although the investment objectives and policies of certain funds are similar to the investment objectives and policies of other portfolios that may be managed or sponsored by the same investment adviser, subadviser, manager, or sponsor, we do not represent or assure that the investment results will be comparable to those of any other portfolio, even where the investment adviser, subadviser, or manager is the same. Certain funds available through the contract have names similar to funds not available through the contract. The performance of a fund not available through the contract does not indicate performance of a similarly named fund available through the contract. Differences in portfolio size, actual investments held, fund expenses, and other factors all contribute to differences in fund performance. For all these reasons, you should expect investment results to differ.

The separate account will hold shares in the following mutual funds (each referred to as a fund hereunder):

The Institutional Class of the following TIAA-CREF Mutual Funds:

TIAA-CREF Lifecycle Funds
•	2010 Fund	This fund seeks high total return over time through a combination of capital appreciation and income. The fund will initially allocate approximately 50% of its assets to equity funds, including real estate funds, and 50% to fixed-
income funds.

•	2015 Fund	This fund seeks high total return over time through a combination of capital appreciation and income. The fund will initially allocate approximately 55% of its assets to equity funds, including real estate funds, and 45% to fixed-
income funds.

•	2020 Fund	This fund seeks high total return over time through a combination of capital appreciation and income. The fund will initially allocate approximately 60% of its assets to equity funds, including real estate funds, and 40% to fixed-
income funds.

•	2025 Fund	This fund seeks high total return over time through a combination of capital appreciation and income. The fund will initially allocate approximately 65% of its assets to equity funds, including real estate funds, and 35% to fixed-
income funds.

•	2030 Fund	This fund seeks high total return over time through a combination of capital appreciation and income. The fund will initially allocate approximately 70% of its assets to equity funds, including real estate funds, and 30% to fixed-
income funds.

•	2035 Fund	This fund seeks high total return over time through a combination of capital appreciation and income. The fund will initially allocate approximately 75% of its assets to equity funds, including real estate funds, and 25% to fixed-
income funds.

•	2040 Fund	This fund seeks high total return over time through a combination of capital appreciation and income. The fund will initially allocate approximately 80% of its assets to equity funds, including real estate funds, and 20% to fixed-
income funds.

TIAA-CREF Institutional Growth &	The fund seeks a favorable long-term total return through both capital
Income Fund	appreciation and investment income, primarily from income-producing equity securities.

TIAA-CREF Institutional	The fund seeks a favorable long-term total return, mainly through capital
International Equity Fund	appreciation, primarily from equity securities of foreign issuers.

TIAA-CREF Institutional Large-Cap	The fund seeks a favorable long-term total return mainly through capital
Value Fund	appreciation, primarily from equity securities of large domestic companies.

TIAA-CREF Institutional Mid-Cap	The fund seeks a favorable long-term total return mainly through capital
Growth Fund	appreciation, primarily from equity securities of medium size domestic companies.

TIAA-CREF Institutional Mid-Cap	The fund seeks a favorable long-term total return, mainly through capital
Value Fund	appreciation, primarily from equity securities of medium sized domestic companies.

TIAA-CREF Institutional Small-Cap	The fund seeks a favorable long-term total return, mainly through capital
Equity Fund	appreciation, primarily from equity securities of smaller domestic companies.

TIAA-CREF Institutional Large Cap	The fund seeks a favorable long-term total return, mainly through capital
Growth Index Fund	appreciation, by investing primarily in a portfolio of equity securities of large domestic companies selected to track the Russell 1000® Growth Index.

TIAA-CREF Institutional Large Cap	The fund seeks a favorable long-term total return, mainly through capital
Value Index Fund	appreciation, by investing in a portfolio of equity securities of large domestic growth companies selected to track the Russell 1000® Value Index.

TIAA-CREF Institutional Equity	The fund seeks a favorable long-term total return, mainly from capital
Index Fund	appreciation, by investing in a portfolio of equity securities selected to track the Russell 3000® Index.

TIAA-CREF Institutional S&P 500	The fund seeks a favorable long-term total return, mainly through capital
Index Fund	appreciation, by investing primarily in a portfolio of equity securities of large domestic companies selected to track the S&P 500® Index.

TIAA-CREF Institutional Mid-Cap	The fund seeks a favorable long-term total return, mainly through capital
Growth Index Fund	appreciation, by investing in a portfolio of equity securities of medium size domestic growth companies selected to track the Russell Midcap® Growth
Index.

TIAA-CREF Institutional Mid-Cap	The fund seeks a favorable long-term total return, mainly through capital
Value Index Fund	appreciation, by investing primarily in a portfolio of equity securities of medium-sized domestic value companies selected to track the Russell
Midcap® Value Index.

TIAA-CREF Institutional Mid-Cap	The fund seeks a favorable long-term total return, mainly through capital
Blend Index Fund	appreciation, by investing primarily in a very broad portfolio of equity securities of medium-sized domestic companies selected to track the Russell
Midcap® Index.

TIAA-CREF Institutional Small Cap	The fund seeks a favorable long-term total return, mainly through capital
Growth Index Fund	appreciation, by investing in a portfolio of equity securities of smaller domestic growth companies selected to track the Russell 2000® Growth
Index.

TIAA-CREF Institutional Small Cap	The fund seeks a favorable long-term total return, mainly through capital
Value Index Fund	appreciation, by investing in a portfolio of equity securities of smaller domestic value companies selected to track the Russell 2000® Value Index.

TIAA-CREF Institutional Small Cap	The fund seeks a favorable long-term total return, mainly through capital
Blend Index Fund	appreciation, by investing in a portfolio of equity securities of smaller domestic companies selected to track the Russell 2000® Index.

TIAA-CREF Institutional	The fund seeks a favorable long-term total return, mainly through capital
International Equity Index Fund	appreciation, by investing primarily in a portfolio of foreign equity investments selected to track the MSCI EAFE® Index.

TIAA-CREF Institutional Social	The fund seeks a favorable long-term total return that reflects the investment
Choice Equity Fund	performance of the overall U.S. Stock market while giving special consideration to certain social criteria.

TIAA-CREF Institutional Real Estate	The fund seeks to obtain a favorable long-term total return through both
Securities Fund	capital appreciation and current income, by investing primarily in equity and fixed-income securities of companies principally engaged in or related to the real estate industry.

TIAA-CREF Institutional Bond Fund	The fund seeks as favorable a long-term total return through income as is consistent with preserving capital, primarily from investment grade fixed income securities.

TIAA-CREF Institutional Inflation-	The fund seeks a long-term rate of return that outpaces inflation, primarily
Linked Bond Fund	through investment in inflation-linked bonds.

TIAA-CREF Institutional Money	The fund seeks high current income consistent with maintaining liquidity and
Market Fund	preserving capital.

TIAA-CREF Institutional Large Cap	The fund seeks a favorable long-term return, mainly through capital
Growth Fund	appreciation, primarily from equity securities.

TIAA-CREF Institutional Bond Plus	The fund seeks a favorable long-term return, primarily from high current
Fund II	income consistent with preserving capital. Normally, at least 80% of the
Fund’s assets will be invested in bonds.

TIAA-CREF Institutional Short-Term	The fund seeks high current income consistent with preservation of capital.
Bond Fund II

TIAA-CREF Institutional High-Yield	The fund seeks high current income and, when consistent with its primary
Fund II	objective, capital appreciation.

The following non-TIAA-CREF Funds:

American Funds Washington	The fund seeks to provide current income and the opportunity for growth of
Mutual Investors Fund (Class R-5)	principal consistent with sound common-stock investing.

American Funds EuroPacific	The fund seeks to provide long term growth of capital by investing in
Growth Fund (Class R-5)	companies based outside the United States.

Western Asset Core Plus Bond	The fund seeks to maximize total return, consistent with prudent investment
Fund (Institutional Class)	management and liquidity needs, by investing to obtain an average duration of generally 2.5 to 7 years.

T. Rowe Price Institutional Large-	The fund seeks long-term growth of capital and, secondarily, increasing
Cap Growth Fund	dividend income by investing primarily in common stocks of well-established growth companies.

All assets of the investment accounts will be allocated to the funds at net asset value. The investment results of the funds will determine the value of the variable annuity contracts.

You may also opt under your contract to allocate or transfer money to the TIAA Traditional Annuity or the TIAA Real Estate Account. Your Traditional Annuity accumulation will be credited with a guaranteed interest rate, and may also be credited with additional amounts declared by TIAA.

THE INVESTMENT ADVISERS

Teachers Advisors, Inc. ("Advisors") manages the assets of TIAA-CREF Institutional Mutual Funds under the supervision of the Board of Trustees of the Funds. Advisors is a subsidiary of TIAA. Capital Research and Management Company (“Capital”) manages the assets of American Funds EuroPacific Growth Fund (Class R-5) and American Funds Washington Mutual Investors Fund (Class R-5). T. Rowe Price Associates, Inc. (“T. Rowe”) manages the assets of the T. Rowe Price Institutional Large Cap Growth Fund. Western Asset Management Company (“Western”) manages the assets of the Western Asset Core Plus Bond Fund (Institutional Class). Advisors, Capital, T. Rowe, and Western are registered with the SEC as investment advisers under the Investment Advisers Act of 1940.

THE BROKER-DEALER

TIAA makes payments to TIAA-CREF Individual & Institutional Services, LLC (“TC Services”), a TIAA subsidiary, for distribution services. TC Services performs all sales and marketing functions relative to the contracts. TC Services also may make cash payments to certain third party broker-dealers and others, such as third party administrators of employer plans, who may provide TIAA access to their distribution platforms, as well as transaction processing or administrative services.

THE ANNUITY CONTRACTS

We offer contracts for the following types of variable annuities:

RA (Retirement Annuity) and GRA (Group Retirement Annuity),: RA and GRA contracts are used mainly for employee retirement plans.

  Depending on the terms of your employer’s plan, RA, and GRA premiums can be paid by your employer, you, or both. If you are paying some or all of the entire periodic premium, your contributions can be in either pre-tax dollars by salary reduction, or after-tax dollars by payroll deduction. You can also transfer accumulations from another investment choice under your employer’s plan to your RA contract.
  GRA premiums can come from your employer only or both you and your employer. Your GRA premiums can be from pre-tax or after-tax contributions. You cannot pay GRA premiums directly to TIAA; your employer must send them for you. As with RAs, you can transfer accumulations from another investment choice under your employer’s plan to your GRA contract.
  Your employer may offer you the option of making contributions in the form of after-tax Roth-style contributions, though you won’t be able to take tax deductions for these contributions.

SRA (Supplemental Retirement Annuity) and GSRA (Group Supplemental Retirement Annuity: These are for voluntary tax-deferred annuity (TDA) plans.

  SRA contracts are issued directly to you; GSRA contracts are issued through an agreement between your employer and TIAA. Generally, your employer pays premiums in pre-tax dollars through salary reduction. Although you cannot pay premiums directly, you can transfer amounts from other TDA plans.
  Your employer may offer you the option of making contributions in the form of after-tax Roth-style contributions, though you won’t be able to take tax deductions for these contributions.

Retirement Choice/Retirement Choice Plus Annuities: These are very similar in operation to the GRAs and GSRAs, respectively, except that they are issued directly to your employer or your plan’s trustee.

  Among other rights, the employer retains the right to transfer accumulations under these contracts to alternate funding vehicles.

GA (Group Annuity) and Institutionally-Owned GSRA: These are used exclusively for employer retirement plans and are issued directly to your employer or your plan’s trustee.

  Your employer pays premiums directly to TIAA. Your employer or the plan’s trustee may control the allocation of contributions and transfers to and from these contracts. If a GA or GSRA contract is issued pursuant to your plan, the rules relating to transferring and withdrawing your money, receiving any annuity income or death benefits, and the timing of payments are determined by your plan. Ask your employer or plan administrator for more information.

State Regulatory Approval. State regulatory approval may be pending for certain of these contracts and they may not currently be available in your state.

Tax Deferral. You or your employer can purchase these contracts in connection with a tax qualified pension plans under Internal Revenue Code (“IRC”) section 401(a), 403(a), 403(b), 414(d), 457(b), or 457(f) retirement plans. The tax advantages available with these contracts exist solely through one of these types of retirement plans. In contrast to many variable annuities, because these contracts can invest in funds available to the general public, if the contracts are not issued or purchased through one of these types of retirement plans, the taxes on gains will not be deferred. You should carefully consider the advantages and disadvantages of owning a variable annuity in a tax-qualified plan, as well as the costs and benefits of the contract (including the annuity income and death benefits), before you purchase the contract in a tax-qualified plan.

Other Investment Options. In addition to the investment accounts described in this prospectus, you may also allocate money to the TIAA Real Estate Account and TIAA Traditional Annuity under the terms of the contract and your employer’s plan. A companion College Retirement Equities Fund contract may have been issued to you when you received the TIAA contracts offering the investment accounts. For more information about the TIAA Traditional Annuity, the TIAA Real Estate Account, the CREF annuity contracts, and particular mutual funds and investment options offered under the terms of you plan, please see the applicable contracts and/or respective prospectuses for those investment options.

STARTING OUT

Generally, we’ll issue a contract when we receive a completed application or enrollment form. If we receive premiums from your employer before your application or enrollment form, we will generally invest the money in the default investment option determined by your employer until we receive your form. (Some employer plans may, however, require that we send such premiums back to the employer.) When the completed form arrives, we’ll transfer the appropriate amounts to the investment accounts you’ve specified, crediting them as of the end of the business day we receive the form.

If your application or enrollment form is incomplete, or if your allocations violate employer plan restrictions or total more than 100%, we will invest premiums remitted by your employer in the default investment option determined by your employer. After we receive a complete and correct application, we’ll follow your allocation instructions for future premiums, but will not automatically transfer premiums already invested except if specifically requested.

Premium payments must be at least $100. You may stop premiums at any time without notice to us and then resume without payment of any past due premium or penalty of any kind. Your right to apply distributions from other plans to your contract as direct rollovers under the IRC may be limited by the terms of your employer plan.

We generally do not restrict the amount or frequency of premiums to your contract, although we reserve the right to impose restrictions or to limit the total premiums paid on this and any other TIAA annuity contract on your life in any twelve-month period to $300,000. Your employer’s plan may also limit your premium amounts. In addition, the Internal Revenue Code limits the total annual premiums to plans qualified for favorable tax treatment.

In most cases, we accept premiums to a contract during your accumulation period. Premiums will be credited to your contract as of the end of the business day in which we receive them at the location that we will designate by prior written notice, in good order and in accordance with procedures established by us or as required by law. Once your first premium has been paid, your TIAA contract cannot lapse or be forfeited for nonpayment of premiums. Note that we cannot accept money orders or travelers checks. In addition, we will not accept a third-party check where the relationship of the payor to the contractowner cannot be identified from the face of the check.

You may allocate your premiums between the variable investment accounts, the TIAA Traditional Annuity, and the TIAA Real Estate Account under the terms of the contract, and as permitted under the terms of your employer’s plan. You may also allocate premiums to the CREF variable annuity accounts, and, in some cases, certain mutual funds, if the account or fund is available under the terms of your employer’s plan. For more information about the TIAA Traditional Annuity, the TIAA Real Estate Account, the CREF annuity contracts, and particular mutual funds and investment options offered under the terms of your plan, please see the applicable contracts and/or respective prospectuses for those investment options.

You can change your allocation choices for future premiums

  by writing to our home office
  using the TIAA-CREF Web Center’s account access feature at www.tiaa-cref.org or calling our Automated Telephone Service (24 hours a day) at 800 842-2252

If you allocate premiums to an investment account, they purchase accumulation units in that investment account. You may change your allocation for future premiums at any time. We will allocate your premiums according to the most recent valid instructions we have received from you in a form acceptable to us. Your employer plan may limit your right to allocate premiums to an investment account. We may stop accepting premiums to any or all investment accounts at any time. If premium taxes are incurred, they will be deducted from your contract accumulation, to the extent permitted by law.

IMPORTANT INFORMATION ABOUT PROCEDURES FOR OPENING A NEW ACCOUNT

To help the U.S. government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions, including us, to obtain, verify and record information that identifies each person who purchases a contract.

What this means for you: When you apply for a contract, we will ask for your name, address, date of birth, social security number and other information that will allow us to identify you, such as your home telephone number. Until you provide us with the information we need, we may not be able to issue a contract or effect any transactions for you.

In certain circumstances, we may be required to block a contract owner's ability to make certain transactions and thereby refuse to accept any premium payments or requests for transfers, withdrawals, surrenders, annuitization, or death benefits, until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.

ACCUMULATION UNITS

DETERMINING THE VALUE OF YOUR CONTRACT—INVESTMENT ACCOUNTS

The premiums you allocate or transfers you make to the investment accounts purchase accumulation units. We calculate how many accumulation units to credit by dividing the amount allocated or transferred to the particular investment account by its accumulation unit value calculated at the close of the business day when we received your premium or completed transfer request. We may use a later business day for your initial premium. To determine how many accumulation units to subtract for transfers out and cash withdrawals, we use the unit value for the business day when we receive your completed transaction request and all required information and documents (unless you've chosen a later date).

We arbitrarily set the initial value of each accumulation unit at $25. Subsequently, the value of the accumulation units will depend mainly on the investment experience of the underlying fund, though the accumulation unit value also reflects expense deductions from assets by TIAA. We calculate the accumulation unit value at the close of each valuation day. We multiply the previous day's accumulation unit value by the net investment factor for the pertinent investment account of the separate account. The net investment factor reflects, for the most part, changes in the net asset value of the shares of the fund held by the investment account, and investment income and capital gains distributed to the investment account. The net investment factor is decreased by the separate account expense and risk charges.

An investment account's net investment factor equals its gross investment factor minus the separate account charge incurred since the previous valuation day.

An investment account's gross investment factor equals (a) divided by (b), as follows:

(a) equals	(i):	the value of the shares in the investment account as of the close of the valuation day (net asset value times number of shares owned) excluding the net effect of contractowners'
transactions (i.e., premiums received, benefits paid, and transfers to and from the investment account) made during that day; plus

	(ii):	investment income and capital gains distributed to the investment account; less

	(iii):	any amount paid and/or reserved for tax liability resulting from the operation of the investment account since the previous valuation day.

(b) equals	the value of the shares in the investment account as of the last valuation day, including the net effect of contractowners' transactions.

Number of Accumulation Units. The number of your accumulation units in an investment account under your contract will be increased by:

  any premiums you allocate to that investment account; and
  any transfers you make to that investment account.

The number of your accumulation units in an investment account under your contract will be decreased by:

  any premium taxes incurred by us for that investment account accumulation;
  the application of any accumulations to provide any form of benefit; and
  any transfers from your account accumulation in that investment account to the fixed account or another investment account.

The increase or decrease in the number of your accumulation units on any valuation day is equal to the net dollar value of all transactions divided by the value of the investment account's accumulation unit as of the end of the valuation day on which the transaction becomes effective.

TO CHANGE YOUR INVESTMENTS

To make a change write to us at TIAA’s home office. You may be required to complete and return certain forms to effect these transactions. If you have any questions call us at 800.842.2733.

IF YOU NEED TO CANCEL

You may cancel any RA, SRA, or GSRA contracts issued in New York up to 30 days after you receive it unless we have begun making annuity payments from it. To cancel, mail or deliver the contract with a signed Notice of Cancellation (available by contacting TIAA) to our home office. We will cancel the contract, then send the entire current accumulation to whomever sent the premiums. You bear the investment risk during this period.

HOW TO TRANSFER AND WITHDRAW YOUR MONEY

Generally, we allow you to move your money to and from the investment accounts and to make withdrawals from your contract. These options may be limited by the terms of your employer’s plan, by current tax law, or by the terms of you contract, as set forth below. Transfers and cash withdrawals from a contract must be at least $1,000 or your entire accumulation, if less. Transfers and cash withdrawals are currently free.

Transfers and cash withdrawals are effective at the end of the business day we receive your request and all required documentation. You can also choose to have transfers and withdrawals take effect at the end of any future business day. We may limit or modify transfer requests if we determine, in our sole opinion, that transfers are or would be harmful to the separate account or any subaccount or would be to the disadvantage of other annuitants.(See “Market Timing/Excessive Trading Policy.”)

SYSTEMATIC TRANSFERS AND WITHDRAWALS

If your employer’s plan allows, you can set up a program to make cash withdrawals or transfers automatically by specifying that we withdraw or transfer from your separate account accumulation any fixed number of accumulation units, dollar amount, or percentage of accumulation until you tell us to stop or until your accumulation is exhausted. Currently, the program must be set up so that at least $100 is automatically withdrawn or transferred at a time.

HOW TO MAKE TRANSFERS

        To request a transfer or to withdraw cash:

  write to TIAA’s home office at 730 Third Avenue, New York, NY 10017-3206 call us at 800 842-2252 or
  for internal transfers, using the TIAA-CREF Web Center’s account access feature at www.tiaa-cref.org

You may be required to complete and return certain forms to effect these transactions. We can suspend or terminate your ability to transact by telephone, over the Internet, or by fax at any time, for any reason.

There may be tax law restrictions on certain transfers. Before you transfer or withdraw cash, make sure you also understand the possible federal and other income tax consequences.

TRANSFERS TO AND FROM OTHER TIAA-CREF ACCOUNTS

Once per quarter per investment account, you can transfer some or all of your accumulation in the investment accounts to TIAA’s Traditional Annuity, to another TIAA annuity offered by your employer’s plan, to one of the CREF accounts or to mutual funds offered under the terms of your plan. Transfers to CREF accounts or to certain other options may be restricted by your employer’s plan.

You can also transfer some or all of your accumulation in TIAA’s Traditional Annuity, in your CREF accounts or in the mutual funds or TIAA annuities offered under the terms of your plan to the investment accounts, if your employer’s plan offers the investment account. Transfers from TIAA’s Traditional Annuity to the investment accounts under RA, GRA, or Retirement Choice contracts can only be effected over a period of time (up to ten years) and may be subject to other limitations, as specified in your contract.

Because excessive transfer activity can hurt performance and other participants, we may further limit how often you transfer or otherwise modify the transfer privilege.

TRANSFERS TO OTHER COMPANIES

Generally you may transfer funds from the investment accounts to a company other than TIAA or CREF, subject to certain tax restrictions. This right may be limited by your employer’s plan. If your employer participates in our special transfer services program, we can make automatic monthly transfers from your RA, or GRA, contract to another company, and the $1,000 minimum will not apply to these transfers. Roth amounts in a 403(b) or 401(a) plan can only be rolled over to another Roth account under such plan or to a Roth IRA, as permitted by applicable law and the terms of the plans.

Under the Retirement Choice and Retirement Choice Plus contracts, your employer could transfer monies from an investment account and apply it to another investment option, subject to the terms of your plan, and without your consent.

TRANSFERS FROM OTHER COMPANIES/PLANS

Subject to your employer’s plan, you can usually transfer or rollover money from another 403(b), 401(a)/403(a) or governmental 457(b) retirement plan to your qualified TIAA contract. You may also rollover before-tax amounts in a Classic IRA to 403(b) plans, 401(a)/403(a) plans or eligible governmental 457(b) plans, provided such employer plans agree to accept the rollover. Roth amounts in a 403(b) or 401(a) plan can only be rolled over to another Roth account under such plan or to a Roth IRA, as permitted by applicable law and the terms of the plans.

WITHDRAWING CASH

You may withdraw cash from your SRA or, GSRA accumulation at any time during the accumulation period, provided federal tax law permits it (see below). Cash withdrawals may be limited by the terms of your employer’s plan and federal tax law. Normally, you can’t withdraw money from a contract if you’ve already applied that money to begin receiving lifetime annuity income. Current federal tax law restricts your ability to make cash withdrawals from your accumulation under most voluntary salary reduction agreements. Withdrawals are generally available only if you reach age 59½, leave your job, become disabled, or die, or if your employer terminates its retirement plan. If your employer’s plan permits, you may also be able to withdraw money if you encounter hardship, as defined by the IRS, but hardship withdrawals can be from contributions only, not investment earnings. You may be subject to a 10 percent penalty tax if you make a withdrawal before you reach age 59½, unless an exception applies to your situation.

Under current federal tax law, you are not permitted to withdraw from 457(b) plans earlier than the calendar year in which you reach age 70½ or leave your job or are faced with an unforeseeable emergency (as defined by law). There are generally no early withdrawal tax penalties if you withdraw under any of these circumstances (i.e., no 10% tax on distributions prior to age 59½).

SYSTEMATIC WITHDRAWALS TO PAY FINANCIAL ADVISOR FEES

You may authorize a series of systematic withdrawals to pay the fees of a financial advisor. Such systematic withdrawals are subject to all provisions applicable to systematic withdrawals, except as otherwise described in this section.

One series of systematic withdrawals to pay financial advisor fees may be in effect at the same time that one other series of systematic withdrawals is also in effect. Systematic withdrawals to pay financial advisor fees must be scheduled to be made quarterly only, on the first day of each calendar quarter. The amount withdrawn from each account must be specified in dollars or percentage of accumulation, and will be in proportion to the accumulations in each account at the end of the business day prior to the withdrawal. The financial advisor may request that we stop making withdrawals.

We reserve the right to determine the eligibility of financial advisors for this type of fee reimbursement.

MARKET TIMING/EXCESSIVE TRADING POLICY

There are contractowners who may try to profit from transferring money back and forth among investment accounts in an effort to “time” the market. As money is shifted in and out of these investment accounts, we incur transaction costs and the underlying funds incur expenses for buying and selling securities. These costs are borne by all annuitants. In addition, market timing can interfere with efficient portfolio management and cause dilution, if timers are able to take advantage of pricing inefficiencies. The risk of pricing inefficiencies can be particularly acute for portfolios invested primarily in foreign securities, such as the TIAA-CREF Institutional International Equity Fund, the TIAA-CREF Institutional International Equity Index Fund, and the American Funds EuroPacific Growth Fund.

We have adopted policies and procedures to discourage market-timing activity and control certain transfer activity. Under these policies and procedures, contractowners who make a transfer out of any one of the investment accounts available under the contract (other than the TIAA-CREF Institutional Money Market Account), will not be able to make electronic transfers back into an investment account for 30 days.

In addition, we will not accept electronic transfers (i.e., over the Internet, by telephone or by fax) into or out of the investment accounts investing in any fund with 40% or more foreign securities between 2:30 p.m. and 4:00 p.m. Eastern Time on business days. All those transfer requests will be rejected. (We will, however, give you the option of re-submitting the request to be effective on a later business day.) Similarly, any instructions to change or cancel a previously submitted request will be rejected if those instructions are submitted electronically after 2:30 p.m. Eastern Time. If the close of trading on the New York Stock Exchange is earlier than 2:30 p.m., the restrictions on these electronic transactions will begin at the market close. We have the right to modify our policy at anytime without advance notice.

To the extent permitted by applicable law, we may reject, limit, defer or impose other conditions on transfers into or out of an Investment Account in order to curb frequent transfer activity to the extent that comparable limitations are imposed on the purchase, redemption or exchange of shares of any of the funds under the Separate Account. In accordance with applicable law, we may terminate the transfer feature of the contract at any time.

If we regard the transfer activity as disruptive to an underlying funds’ efficient portfolio management, based on the timing or amount of the investment or because of a history of excessive trading by the investor, we may limit a contractowner’s ability to make transfers by telephone, fax or over the Internet. We also may stop doing business with financial advisors who engage in excessive transfer activity on behalf of their clients. Because we have discretion in applying these policies, it is possible that similar transfer activity could be handled differently because of the surrounding circumstances.

We seek to apply our market timing and other transfer policies uniformly to all contractowners. No exceptions are made with respect to the policies. The Contract is not appropriate for market timing. You should not invest in the Contract if you want to engage in market timing activity.

To the extent permitted by applicable law, we may not accept or we may defer transfers at any time that we are unable to purchase or redeem shares of any of the funds under the separate accounts. In accordance with applicable law, we may terminate the transfer feature of the contract at any time.

Contractowners seeking to engage in market timing may deploy a variety of strategies to avoid detection, and, despite our efforts to discourage market timing, there is no guarantee that TIAA or its agents will be able to identify all market timers or curtail their trading practices. If we do not identify or curtail market timers, there could be dilution in the value of account shares held by long-term participants, increased transaction costs, and interference with the efficient portfolio management of the affected fund.

Redemption Fees. The funds available as investment options under the contract may have adopted their own policies and procedures with respect to market timing and excessive trading of their respective shares. The prospectuses for the funds describe any such policies and procedures. The policies and procedures of a fund may be different, and more or less restrictive, than our policies and procedures or the policies and procedures of other funds. In the future, some funds may begin imposing redemption fees on short-term trading (i.e., redemptions of mutual fund shares within a certain number of business days after purchase). The fund determines the amount of the redemption charge and the charge is retained by or paid to the fund and not by TIAA. The redemption charge may affect the number and value of accumulation units transferred out of the investment account that invests in that fund and, therefore, may effect the investment account accumulation. We reserve the right to administer and collect any such redemption fees on behalf of the funds.

RECEIVING ANNUITY INCOME

THE ANNUITY PERIOD IN GENERAL

We intend that beginning sometime in 2007 you will be able to receive an income stream from all or part of your separate account investment account accumulations. Participants in these accounts that wish to elect annuity income before this feature is added, will have to transfer their assets from this separate account into either TIAA Traditional, TIAA Real Estate, or one of the CREF Variable Annuities (TIAA Real Estate and the CREF Variable Annuities are described in separate prospectuses.) Unless you opt for a lifetime annuity, generally you must be at least age 59½ to begin receiving annuity income payments from your annuity contract free of a 10 percent early distribution penalty tax. Your employer’s plan may also restrict when you can begin income payments. Under the minimum distribution rules of the Internal Revenue Code, you generally must begin receiving some payments from your contract shortly after you reach the later of age 70½ or you retire. Also, you can’t begin a one-life annuity after you reach age 90, nor may you begin a two-life annuity after either you or your annuity partner reach age 90.

   Important to Note: Currently, you may not receive an income stream from all or part of your separate account investment account accumulations. We intend that that beginning sometime in 2007, you will be able to receive an income stream from all or part of your separate account investment account accumulations.

Your income payments may be paid out through a variety of income options. You can pick a different income option for different portions of your accumulation, but once you’ve started payments you usually can’t change your income option or annuity partner for that payment stream.

Usually income payments are monthly. You can choose quarterly, semi-annual, and annual payments as well. (TIAA has the right to not make payments at any interval that would cause the initial payment to be less than $100.) We’ll send your payments by mail to your home address or, on your request, by mail or electronic funds transfer to your bank.

Your initial income payments are based on the value of your accumulation on the last valuation day before the annuity starting date. Your payments change after the initial payment based on the investment account’s investment experience and the income change method you choose.

There are two income change methods for annuity payments: annual and monthly. Under the annual income change method, payments from the Account change each May 1, based on the net investment results during the prior year (April 1 through March 31). Under the monthly income change method, payments change every month, based on the net investment results during the previous month. For the formulas used to calculate the amount of annuity payments, see “Annuity Payments.” The total value of your annuity payments may be more or less than your total premiums.

ANNUITY STARTING DATE

Ordinarily, annuity payments begin on the date you designate as your annuity starting date, provided we have received all documentation necessary for the income option you’ve picked. If something’s missing, we’ll defer your annuity starting date until we receive it. Your first annuity check may be delayed while we process your choice of income options and calculate the amount of your initial payment. Any premiums received within 70 days after payments begin may be used to provide additional annuity income. Premiums received after 70 days will remain in your accumulating annuity contract until you give us further instructions. Ordinarily, your first annuity payment can be made on any business day between the first and twentieth of any month.

INCOME OPTIONS

Both the number of annuity units you purchase and the amount of your income payments will depend on which income option you pick. Your employer’s plan, tax law and ERISA may limit which income options you can use to receive income from an RA or GRA, GSRA, Retirement Choice, or Retirement Choice Plus contract. Ordinarily you’ll choose your income options shortly before you want payments to begin, but you can make or change your choice any time before your annuity starting date.

All of the income options provide variable payments, and the amount of income you receive depends in part on the investment experience of the investment account. The current options are:

  One-Life Annuity with or without Guaranteed Period: Pays income as long as you live. If you opt for a guaranteed period (10, 15 or 20 years) and you die before it’s over, income payments will continue to your beneficiary until the end of the period. If you don’t opt for a guaranteed period, all payments end at your death — so that it’s possible for you to receive only one payment if you die less than a month after payments start. (The 15-year guaranteed period is not available under all contracts.)
  Annuity for a Fixed Period: Pays income for any period you choose from 5 to 30 years (2 to 30 years for RAs, GRAs, and SRAs). (This option is not available under all contracts.)
  Two-Life Annuities: Pays income to you as long as you live, then continues at either the same or a reduced level for the life of your annuity partner. There are three types of two-life annuity options, all available with or without a guaranteed period — Full Benefit to Survivor, Two-Thirds Benefit to Survivor, and a Half-Benefit to Annuity Partner. Under the Two-Thirds Benefit to Survivor option, payments to you will be reduced upon the death of your annuity partner.
  Minimum Distribution Option (MDO) Annuity: Generally available only if you must begin annuity payments under the Internal Revenue Code minimum distribution requirements. (Some employer plans allow you to elect this option earlier — contact TIAA for more information.) The option pays an amount designed to fulfill the distribution requirements under federal tax law. (The option is not available under all contracts.)

You must apply your entire accumulation under a contract if you want to use the MDO annuity. It is possible that income under the MDO annuity will cease during your lifetime. Prior to age 90, and subject to applicable plan and legal restrictions, you can apply any remaining part of an accumulation applied to the MDO annuity to any other income option for which you’re eligible. Using an MDO won’t affect your right to take a cash withdrawal of any accumulation not yet distributed (to the extent that a cash withdrawal was available to you under your contract and under the terms of your employer’s plan). This pay-out annuity is not available under the Retirement Choice or Retirement Choice Plus contracts. Instead, required minimum distributions will be paid directly from these contracts pursuant to the terms of your employer’s plan.

For any of the income options described above, current federal tax law says that your guaranteed period can’t exceed the joint life expectancy of you and your beneficiary or annuity partner. Other income options may become available in the future, subject to the terms of your retirement plan and relevant federal and state laws. For more information about any annuity option, please contact us.

Receiving Lump Sum Payments (Retirement Transition Benefit): If your employer’s plan allows, you may be able to receive a single sum payment of up to 10 percent of the value of any part of an accumulation being converted to annuity income on the annuity starting date. Of course, if your employer’s plan allows cash withdrawals, you can take a larger amount (up to 100 percent) of your investment account accumulation as a cash payment. The retirement transition benefit will be subject to current federal income tax requirements and possible early distribution penalties. See “Taxes.”

If you haven’t picked an income option when the annuity starting date arrives for your contract, TIAA usually will assume you want the one-life annuity with 10-year guaranteed period if you’re unmarried, subject to the terms of your plan, paid from TIAA’s traditional annuity. If you’re married, we may assume for you a survivor annuity with half-benefit to annuity partner with a 10-Year guaranteed period, with your spouse as your annuity partner, paid from TIAA’s traditional annuity.

TRANSFERS DURING THE ANNUITY PERIOD

After you begin receiving annuity income, you can transfer all or part of the future annuity income payable once each calendar quarter (i) from the separate account into a “comparable annuity” payable from another fund within the separate account, from a CREF or TIAA account or TIAA’s traditional annuity, or the Real Estate Account or (ii) from a CREF account into a comparable annuity payable from the separate account. Comparable annuities are those which are payable under the same income option, and have the same first and second annuitant, and remaining guaranteed period.

We’ll process your transfer on the business day we receive your request. You can also choose to have a transfer take effect at the close of any future business day. Transfers under the annual income payment method will affect your annuity payments beginning on the May 1 following the March 31 which is on or after the effective date of the transfer. Transfers under the monthly income payment method and all transfers into TIAA’s traditional annuity will affect your annuity payments beginning with the first payment due after the monthly payment valuation day that is on or after the transfer date. You can switch between the annual and monthly income change methods, and the switch will go into effect on the following March 31.

ANNUITY PAYMENTS

The amount of annuity payments we pay you or your beneficiary (annuitant) will depend upon the number and value of the annuity units payable. The number of annuity units is first determined on the day before the annuity starting date. The amount of the annuity payments will change according to the income change method chosen.

Under the annual income change method, the value of an annuity unit for payments is redetermined on March 31 of each year — the payment valuation day. Annuity payments change beginning May 1. The change reflects the net investment experience of the separate account. The net investment experience for the twelve months following each March 31 revaluation will be reflected in the following year’s value.

Under the monthly income change method, the value of an annuity unit for payments is determined on the payment valuation day, which is the 20th day of the month preceding the payment due date or, if the 20th is not a business day, the preceding business day. The monthly changes in the value of an annuity unit reflect the net investment experience of the separate account. The formulas for calculating the number and value of annuity units payable are described below.

Calculating the Number of Annuity Units Payable: When a participant or a beneficiary converts the value of all or a portion of his or her accumulation into an income-paying contract, the number of annuity units payable from the separate account under an income change method is determined by dividing the value of the Account accumulation to be applied to provide the annuity payments by the product of the annuity unit value for that income change method and an annuity factor. The annuity factor as of the annuity starting date is the value of an annuity in the amount of $1.00 per month beginning on the first day such annuity units are payable, and continuing for as long as such annuity units are payable.

The annuity factor will reflect interest assumed at the effective annual rate of 4 percent, and the mortality assumptions for the person(s) on whose life (lives) the annuity payments will be based. Mortality assumptions will be based on the then-current settlement mortality schedules for this Account. Annuitants bear no mortality risk under their contracts — actual mortality experience will not reduce annuity payments after they have started. TIAA may change the mortality assumptions used to determine the number of annuity units payable for any future accumulations converted to provide annuity payments.

The number of annuity units payable under an income change method under your contract will be reduced by the number of annuity units you transfer out of that income change method under your contract. The number of annuity units payable will be increased by any internal transfers you make to that income change method under your contract.

Value of Annuity Units: The separate account’s annuity unit value is calculated separately for each income change method for each business day and for the last calendar day of each month. The annuity unit value for each income change method is determined by updating the annuity unit value from the previous valuation day to reflect the net investment performance of the Account for the current valuation period relative to the 4 percent assumed investment return. In general, your payments will increase if the performance of the Account is greater than 4 percent and decrease if the value is less than 4 percent. The value is further adjusted to take into account any changes expected to occur in the future at revaluation either once a year or once a month, assuming the Account will earn the 4 percent assumed investment return in the future.

The initial value of the annuity unit for a new annuitant is the value determined as of the day before annuity payments start.

For participants under the annual income change method, the value of the annuity unit for payment remains level until the following May 1. For those who have already begun receiving annuity income as of March 31, the value of the annuity unit for payments due on and after the next succeeding May 1 is equal to the annuity unit value determined as of such March 31.

For participants under the monthly income change method, the value of the annuity unit for payments changes on the payment valuation day of each month for the payment due on the first of the following month.

TIAA reserves the right, subject to approval by the Board of Trustees, to modify the manner in which the number and/or value of annuity units is calculated in the future.

DEATH BENEFITS

PAYMENT OF THE DEATH BENEFIT

If you die before your annuity starting date, the death benefit will be payable to your beneficiary. We must receive the following in a form acceptable to us before any death benefit will be paid:

A)	proof of your death;

B)	the choice of a method of payment; and

C)	proof of the beneficiary's age if the method of payment chosen is the one-life annuity or the minimum distribution annuity.

Payment under the single-sum payment method will be made as of the date we receive these items; payment under any other method of payment will start no later than the first day of the month after we have received these items.

Upon receipt of proof of your death, we will divide your accumulation into as many portions as there are validly designated beneficiaries for your contract. If different rate schedules apply to different parts of your Traditional Annuity accumulation, the resulting portions will be allocated among the parts on a pro-rata basis is accordance with the procedures established by us. Each validly designated beneficiary will then have the right to make elections available under your contract in connection with his or her accumulation.

NAMING YOUR BENEFICIARY

Beneficiaries are persons you name to receive the death benefit if you die before your annuity starting date. At any time before your annuity starting date, you may name, change, add or delete your beneficiaries by written notice to us. If your accumulation is subject to spousal rights, then your right to name a beneficiary for the death benefit is subject to the rights of your spouse, if any.

You can name two "classes" of beneficiaries, primary and contingent, which set the order of payment. At your death, your beneficiaries are the surviving primary beneficiary or beneficiaries you named. If no primary beneficiary survives you, your beneficiaries are the surviving contingent beneficiary or beneficiaries you named.

The share of any named beneficiary in a class who does not survive will be allocated in equal shares to the beneficiaries in such class who do survive, even if you've provided for these beneficiaries to receive unequal shares.

The death benefit will be paid to your estate in one sum if you name your estate as beneficiary; or none of the beneficiaries you have named is alive at the time of your death; or at your death you had never named a beneficiary. If distributions to a named beneficiary are barred by operation of law, the death benefit will be paid to your estate.

If at your death any distribution of the death benefit would be in conflict with any rights of your spouse under law that were not previously waived, or with the terms of your employer plan, we will pay the death benefit in accordance with your spouse's rights.

METHODS OF PAYMENT

Methods of payment are the ways in which your beneficiary may receive the death benefit. The single-sum payment methods are available from your Traditional Annuity and investment account accumulations. The other methods are available from the Traditional Annuity only. Your beneficiary can, however, transfer some or all of any of your investment account accumulation to the Traditional Annuity in order to receive that portion of the death benefit under a method of payment available from the Traditional Annuity. Your beneficiary can also transfer some or all of your accumulation to CREF in order to receive that portion of the death benefit under a method of payment offered by CREF. Such transfer can be for all of your accumulation, or for any part thereof not less than $1,000.

You may choose the method of payment and change your choice at any time before payments begin. After your death, your beneficiary may change the method chosen by you, if you so provide. If you do not choose a method of payment, your beneficiary will make the choice when he or she becomes entitled to payments. The right to elect a method or change such election may be limited by us.

A beneficiary may not begin to receive the death benefit under the one-life annuity method after he or she attains age 90. If you die before your annuity starting date and have chosen the one-life annuity method for a beneficiary who has attained age 90, he or she must choose another method. Any choice of method or change of such choice must be made by written notice to us.

Generally, the distribution of the death benefit under any method of payment must be made over the lifetime of your beneficiary or over a period not to exceed your beneficiary’s life expectancy, in accordance with applicable tax law. The distribution of the death benefit under a method of payment must be made in such a form and begin at such date as meets the requirements of the IRC and the regulations thereunder. If such method of payment has not been chosen to begin by that date, payments will be made to your beneficiary under the form of distribution, if any, specified by the terms of your employer plan, if such form of distribution is available under your contract. Otherwise, we will elect a method of payment in accordance with the requirements of the IRC and any regulations thereunder.

Notwithstanding any other provision in your contract, if you die before the annuity starting date, we will pay the portion of the death benefit, if any, attributable to premiums not remitted under an employer plan in accordance with the requirements of Section 72(s) of the IRC.

The following are the methods of payment:

Single-sum payment. The death benefit will be paid to your beneficiary in one sum.

One-life annuity. A payment will be made to your beneficiary each month for life. A guaranteed period of 10, 15 or 20 years may be included. If a guaranteed period isn't included, all payments will cease at the death of your beneficiary. If a guaranteed period is included and your beneficiary dies before the end of that period, monthly payments will continue until the end of that period and then cease.

Fixed-period annuity. A payment will be made to your beneficiary each month for a fixed period of not less than 2 nor more than 30 years, as chosen. At the end of the period chosen, the entire death benefit will have been paid out. If your beneficiary dies before the end of the period chosen, the monthly payments will continue until the end of that period and then cease.

Minimum distribution annuity. This method enables your beneficiary to limit his or her distribution to the minimum distribution requirements of federal tax law. Payments are made from your accumulation in each year that a distribution is required, until your accumulation is entirely paid out or until your beneficiary dies. This method may not provide income for your beneficiary that lasts for his or her entire lifetime. If your beneficiary dies before the entire accumulation has been paid out, the remaining accumulation will be paid in one sum to the payee named to receive it. The value of the death benefit placed under this method must be at least $10,000.

The amount of death benefit payments will be determined as of the date payments are to begin by:

A)	the amount of your Traditional Annuity accumulation;

B)	the rate schedule or schedules under which any premiums, additional amounts and internal transfers were applied to your Traditional Annuity accumulation;

C)	the method of payment chosen for the death benefit; and

D)	if the method chosen is the one-life annuity or the minimum distribution annuity, the age of your beneficiary.

If any method chosen would result in payments of less than $100 a month, we will have the right to require a change in choice that will result in payments of at least $100 a month.

PAYMENTS AFTER THE DEATH OF A BENEFICIARY

Any periodic payments or other amounts remaining due after the death of your beneficiary during a guaranteed or fixed period will be paid to the payee named by you or your beneficiary to receive them, by written notice to us. The commuted value of these payments may be paid in one sum unless we are directed otherwise.

If no payee has been named to receive these payments, or if no one so named is living at the death of your beneficiary, the commuted value will be paid in one sum to your beneficiary's estate.

If a payee receiving these payments dies before the end of the guaranteed or fixed period, the commuted value of any payments still due that person will be paid to any other payee named to receive it. If no one has been so named, the commuted value will be paid to the estate of the last payee who was receiving these payments.

If your beneficiary dies while any part of the death benefit is held by us under the minimum distribution annuity, that amount will be paid in one sum to the payee you or your beneficiary have named to receive it. If no such person survives your beneficiary, the death benefit will be paid in one sum to your beneficiary's estate.

SPOUSE'S RIGHTS TO BENEFITS

If you are married, and all or part of your accumulation is attributable to contributions made under

A)	an employer plan subject to ERISA; or

B)	an employer plan that provides for spousal rights to benefits,

then, only to the extent required by the IRC or ERISA or the terms of your employer plan, your rights to choose certain benefits are restricted by the rights of your spouse to benefits as follows:

  Spouse's survivor retirement benefit. If you are married on your annuity starting date, your income benefit must be paid under a two-life annuity with your spouse as second annuitant.
  Spouse's survivor death benefit. If you die before your annuity starting date and your spouse survives you, the payment of the death benefit to your named beneficiary may be subject to your spouse's right to receive a death benefit. Under an employer plan subject to ERISA, your spouse has the right to a death benefit of at least 50% of any part of your accumulation attributable to contributions made under a such plan. Under an employer plan not subject to ERISA, your spouse may have the right to a death benefit in the amount stipulated in the plan.

Your spouse may consent to a waiver of his or her rights to these benefits.

WAIVER OF SPOUSE'S RIGHTS

If you are married, your spouse must consent to a waiver of his or her rights to survivor benefits before you can choose:

A)	an income option other than a two-life annuity with your spouse as second annuitant; or

B)	beneficiaries who are not your spouse for more than the percentage of the death benefit allowed by the employer plan; or

C)	a Real Estate Account lump-sum benefit.

In order to waive the rights to spousal survivor benefits, we must receive, in a form satisfactory to us, your spouse's consent, or a satisfactory verification that your spouse cannot be located. A waiver of rights with respect to an income option or a lump-sum benefit must be made in accordance with the IRC and ERISA, or the applicable provisions of your employer plan. A waiver of the survivor death benefit may not be effective if it is made prior to the earlier of the plan year in which you reach age 35 or your severance from employment of your employer.

Verification of your marital status may be required, in a form satisfactory to us, for purposes of establishing your spouse's rights to benefits or a waiver of these rights. You may revoke a waiver of your spouse's rights to benefits at any time during your lifetime and before the annuity starting date. Your spouse may not revoke a consent after the consent has been given.

CHARGES

SEPARATE ACCOUNT CHARGES

We deduct charges each valuation day from the assets of each investment account for various services required to administer the separate account and the contracts and to cover certain insurance risks borne by us. The contract allows for total separate account charges (i.e., administrative expense and mortality and expense risk charges) of 2.00% of net assets of each investment account annually for accumulating contracts. The total separate account charges for payout annuities will not exceed 2.00% of net assets of each investment account annually. Current separate account charges are at an annual rate of __% of net assets annually for accumulating contracts and .36% of net assets annually for payout contracts. While TIAA reserves the right to increase the separate account charges at any time (up to the 2.00% maximum), we will provide at least three months' notice before any raise. The current charges applicable to your contract are listed in the Summary.

Administrative Expense Charge. This charge is for administration and operations, such as allocating premiums and administering accumulations.

Mortality and Expense Risk Charge. We impose a daily charge as compensation for bearing certain mortality and expense risks in connection with the contract.

TIAA's mortality risks come from its obligations to make annuity payments before the annuity starting date. We assume the risk of making annuity payments regardless of how long the annuitant(s) may live or whether the mortality experience of annuitants as a group is better than expected.

Our expense risk is the possibility that our actual expenses for administering and marketing the contract and for operating the separate account will be higher than the amount recovered through the administrative expense deduction.

If the mortality and expense risk charge allowed under the contract isn't enough to cover our costs, We will absorb the deficit. On the other hand, if the charge more than covers costs, we will profit. We will pay a fee from its general account assets, which may include amounts derived from the mortality and expense risk charge, to TIAA-CREF Individual & Institutional Services, LLC, the principal distributor of the contract.

OTHER CHARGES AND EXPENSES

Fund Expenses. Certain deductions and expenses of the underlying funds are paid out of the assets of the funds. These expenses include charges for investment advice, portfolio accounting, custody, and similar services provided for the fund. The investment advisers are entitled to an annual fee based on a percentage of the average daily net assets of each fund. For more on underlying fund deductions and expenses, read the funds prospectuses.

No Deductions from Premiums. The contract provides for no front-end charges.

Premium Taxes. Currently, there are no deductions for premium taxes on premiums or withdrawals.

TAXES

This section offers general information concerning federal taxes. It does not cover every situation. Check with your tax advisor for more information.

This Contract may be purchased only in connection with a tax qualified retirement plan under Internal Revenue Code Section 401(a), 403(a), 403(b), 414(d), 457(b), or 457(f) retirement plans. If the Contract were to be purchased other than in connection with such a tax qualified retirement plan, you would not receive the tax benefits normally associated with annuity contracts and you would be subject to current tax. The following discussion assumes that the Contract is issued in connection with one of the retirement plans listed above.

During the accumulation period, premiums paid in before-tax dollars, employer contributions and earnings attributable to these amounts are not taxed until they’re withdrawn. Annuity payments, single-sum withdrawals, systematic withdrawals, and death benefits are usually taxed as ordinary income. Premiums paid in after-tax dollars are not taxable when withdrawn, but earnings attributable to these amounts are taxable unless those amounts are contributed as Roth contributions to a 401(a) or 403(b) plan and certain criteria are met before the amounts (and the income on the amounts) are withdrawn. Death benefits are usually also subject to federal estate and state estate or inheritance taxation. Generally, transfers between qualified retirement plans and between 403(b) plans are not taxed. Transfers among the investment accounts also are not taxed.

Generally, contributions you can make under an employer’s plan are limited by federal tax law. Employee voluntary salary reduction contributions and Roth after-tax contributions to 403(b) and 401(k) plans are limited to $15,000 per year ($20,000 per year if you are age 50 or older). Certain long-term employees may be able to defer up to $18,000 per year in a 403(b) plan ($23,000 per year if you are age 50 or older).

The maximum contribution limit to a 457(b) non-qualified deferred compensation plan for employees of state and local governments for 2006 is the lesser of $15,000 ($20,000 if you are ago 50 or older) or 100% of “includable compensation” (as defined by law).

Note that the dollar amounts listed above are for 2006; different dollar limits may apply in future years.

Early Distributions: If you want to withdraw funds or begin receiving income from any 401(a), 403(a), or 403(b) retirement plan before you reach age 59½, you may have to pay an additional 10% early distribution tax on the taxable amount. Early distributions from 457(b) plans are not subject to a 10% penalty tax unless, in the case of a governmental 457(b) plan, the distribution includes amounts rolled over to the plan from a 401(a), 403(a), or 403(b) plan. Consult your tax advisor for more information.

Minimum Distribution Requirements: In most cases, payments from qualified contracts must begin by April 1 of the year after the year you reach age 70½ , or if later, retirement. Under the terms of certain retirement plans, the plan administrator may direct us to make the minimum distributions required by law even if you do not elect to receive them. In addition, if you do not begin distributions on time, you may be subject to a 50% excise tax on the amount you should have received but did not. You are responsible for requesting distributions that comply with the minimum distribution rules.

Withholding on Distributions: If we pay an “eligible rollover” distribution directly to you, federal law requires us to withhold 20% from the taxable portion. On the other hand, if we roll over such a distribution directly to an IRA or employer plan, we do not withhold any federal income tax. The 20% withholding also does not apply to certain types of distributions that are not considered eligible rollovers, such as lifetime annuity payments, or minimum distribution payments.

For the taxable portion of non-eligible rollover distributions, we will usually withhold federal income taxes unless you tell us not to and you are eligible to avoid withholding. However, if you tell us not to withhold but we do not have your taxpayer identification number on file, we still are required to deduct taxes. These rules also apply to distributions from governmental 457(b) plans. In general, all amounts received under a private 457(b) plan are taxable and are subject to federal income tax withholding as wages. Nonresident aliens who pay U.S. taxes are subject to different withholding rules.

Special Rules for Withdrawals to Pay Advisory Fees: If you have arranged for us to pay advisory fees to your financial advisor from your accumulations, those partial withdrawals generally will not be treated as taxable distributions as long as:

  the payment is for expenses that are ordinary and necessary;
  the payment is made from a Section 401 or 403 retirement plan;
  your financial advisor’s payment is only made from the accumulations in your retirement plan, and not directly by you or anyone else, under the agreement with your financial advisor; and
  once advisory fees begin to be paid from your retirement plan, you continue to pay those fees solely from your plan and not from any other source.
ADDITIONAL INFORMATION

Customer Complaints: Customer complaints may be directed to our Planning and Service Center, Customer Relations Unit (A2-01), 8500 Andrew Carnegie Blvd., Charlotte, NC 28262, telephone 800-223-1200.

Choices and Changes: You have to make your choices or changes through a written notice that is satisfactory to us and received at our home office or at some other location that we have specifically designated for that purpose. When we receive a notice of a change in beneficiary or other person named to receive payments, we’ll make the change as of the date it was signed, even if the signer has died in the meantime. We make all other changes as of the date received.

Telephone and Internet Transactions: You can use our Automated Telephone Service (ATS) or the TIAA-CREF Web Center’s account access feature to check your account balances, transfer between Accounts or to TIAA, and allocate future premiums among the Accounts and funds available to you through TIAA-CREF. You will be asked to enter your Personal Identification Number (PIN) and social security number for both systems. (You can establish a PIN by calling us.) Both will lead you through the transaction process and we will use reasonable procedures to confirm that instructions given are genuine. If we use such procedures, we are not responsible for incorrect or fraudulent transactions. All transactions made over the ATS and Internet are electronically recorded.

To use the ATS, you need a touch-tone telephone. The toll free number for the ATS is 800-842-2252. To use the Internet, go to the account access feature of the TIAA-CREF Web Center at www.tiaa-cref.org.

We can suspend or terminate your ability to transact by Internet, telephone or fax at any time, for any reason.

Electronic Prospectuses: If you received this prospectus electronically and would like a paper copy, please call 800-223-1200 and we will send it to you.

Assigning your Contract: Generally, neither you nor your beneficiaries can assign ownership of a TIAA contract to someone else.

Errors or Omissions: We reserve the right to correct any errors or omissions on any form, report, or statement that we send you.

Texas Optional Retirement Program Participants: If you’re in the Texas Optional Retirement Program, you (or your beneficiary) can redeem some or all of your accumulation only if you retire, die, or leave your job in the state’s public institutions of higher education.

Householding: To lower expenses and eliminate duplicate documents sent to your home, we may mail only one copy of the TIAA prospectus and other required documents to your household, even if more than one participant lives there. If you would prefer to continue to receive your own copy of any document, write or call us at 800-223-1200.

Distribution: The distributor of TIAA contracts is TIAA-CREF Individual & Institutional Services, LLC. (“TC Services”). Services is registered with the SEC and is a member of the National Association of Securities Dealers, Inc. (“NASD”). Services is a subsidiary of TIAA. Their address is 730 Third Avenue, New York, NY 10017. No commissions are paid for distribution of TIAA contracts.

Legal Proceedings: Neither the separate account, TIAA, Services, nor TPIS is involved in any legal action that we consider likely to have a material adverse effect on the separate account, the ability of TIAA to meet its obligations under the contracts, or the ability of Services or TPIS to perform its contract with the separate account.

Table of Contents for the Statement of Additional Information

Variable Annuity Payments
Tax Status of the Contracts
Statements and Reports
General Matters
State Regulation
Legal Matters
Experts
Additional Information
Financial Statements

How to Reach Us

Our Address

Send all notices, forms, requests, or payments to this address

TIAA 730 Third Avenue New York, NY 10017-3206

TIAA-CREF Web Center

Investment account performance, personal contract information and transactions, product descriptions, calculators to estimate retirement income and allocate assets, and information about investment choices and income options. We can suspend or terminate your ability to transact by Internet or telephone at any time, for any reason.

TIAA-CREF.org 24 hours a day, 7 days a week

Telephone Counseling Center

Retirement saving and planning, income options and payments, and tax reporting

800-842-2776 8 a.m. to 10 p.m. ET, Monday-Friday 9 a.m. to 6 p.m. ET, Saturday

Planning and Service Center

TIAA-CREF Mutual Funds, after-tax annuities, and life insurance

800-223-1200 8 a.m. to 10 p.m. ET, Monday-Friday

Automated Telephone Service

Investment account performance, personal contract information and transactions, and product information. We can suspend or terminate your ability to transact by Internet or telephone at any time, for any reason.

800-842-2252 24 hours a day, 7 days a week

For Hearing- or Speech-Impaired Participants
800-842-2755 8 a.m. to 10 p.m. ET, Monday-Friday 9 a.m. to 6 p.m. ET, Saturday

TIAA-CREF Trust Company, FSB

Asset management, trust administration, estate planning, planned giving, and endowment management

888-842-9001 8 a.m. to 5 p.m. CT, Monday-Friday

TIAA-CREF Tuition Financing, Inc.

Tuition financing programs

888-381-8283 8 a.m. to 11 p.m. ET, Monday-Friday

STATEMENT OF ADDITIONAL INFORMATION

TEACHERS INSURANCE AND
ANNUITY ASSOCIATION OF AMERICA

TIAA ACCESS

INDIVIDUAL AND GROUP TAX-DEFERRED VARIABLE
ANNUITY CONTRACTS

Funded through

TIAA SEPARATE ACCOUNT VA-3

__________ , 2006

This Statement of Additional Information is not a prospectus and should be read in connection with the current prospectus dated ________ , 2006 (the “Prospectus”), for the Individual and Group Tax-Deferred Variable Annuity Contracts funded through TIAA Separate Account VA-3. The Prospectus is available without charge by writing us at: 730 Third Avenue, New York, N.Y. 10017-3206 or calling us toll-free at 800 223-1200. Terms used in the Prospectus are incorporated into this Statement of Additional Information.

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE CONTRACTS.

Table of Contents

Variable Annuity Payments
Tax Status of the Contracts
Statements and Reports
General Matters
State Regulation
Legal Matters
Experts
Additional Information
Financial Statements

VARIABLE ANNUITY PAYMENTS

The amount of variable annuity payments we pay will depend upon the number and value of your annuity units in a particular investment account. The number of annuity units is first determined on the day before the annuity payments begin. The amount of the annuity payments will change according to the income change method chosen.

Number of annuity units payable. When a contractowner or beneficiary starts receiving variable annuity payments, the number of annuity units payable from each investment account under an income change method will be determined by dividing the value of the account accumulation to be applied to provide the annuity payments, by the product of the annuity unit value for that income change method, and a factor that represents the present value of an annuity that continues for as long as annuity payments would need to be paid.

The annuity factor will reflect interest assumed at the effective annual rate of 4 percent, and the mortality assumptions for the person(s) on whose life (lives) the annuity payments will be based. Mortality assumptions will be based on the then current settlement mortality schedules for the separate account. Annuitants bear no mortality risk under their contracts - actual mortality experience will not reduce annuity payments after they have started. TIAA may change the mortality assumptions used to determine the number of annuity units payable for any future accumulations converted to provide annuity payments. The number of annuity units for each variable investment account and income change method remains fixed unless there is a transfer of annuity units or you change your income change method. The number of annuity units payable from a particular investment account and income change method under your contract will be reduced by the number of annuity units you transfer out of that investment account or income change method under your contract. The number of annuity units payable will be increased by any internal transfers you make to that investment account and income change method.

Calculating annuity unit values. The annuity unit value for each investment account is calculated separately for each income change method for each business day and for the last calendar day of each month. The annuity unit value for each income change method is determined by updating the annuity unit value from the previous valuation day to reflect the net investment performance of the investment account for the current valuation period relative to the 4 percent assumed investment return. We further adjust the annuity unit value to reflect the fact that annuity payment amounts are redetermined only once a month or once a year (depending on the revaluation method chosen). The purpose of the adjustment is to equitably apportion any account gains or losses among those annuitants who receive annuity income for the entire period between valuation dates and those who start or stop receiving annuity income between the two dates. In general, from period to period your payments will increase if the net performance of the investment account is greater than a 4 percent net annual rate of return and decrease if the net performance is less than a 4 percent net annual rate of return.

For participants under the annual income change method, the value of the annuity unit for payments remains level until the following May 1. For those who have already begun receiving annuity income as of March 31, the value of the annuity unit for payments due on and after the next succeeding May 1 is equal to the annuity unit value determined as of such March 31.

For participants under the monthly income change method, the value of the annuity unit for payments changes on the payment valuation day of each month for the payment due on the first of the following month.

TIAA reserves the right to modify the specific dates that payments will change and the associated payment valuation date. We also can delete or stop offering the annual or monthly income change methods.

TAX STATUS OF THE CONTRACTS

Required distributions. All payments upon death of a contractowner will be made according to the requirements of section 72(s) of the IRC. Under that IRC section, if you die before we begin making annuity payments, all payments under the contract must be distributed within five years of your death. However, if your beneficiary is a natural person and payments begin within one year of your death, and within 60 days of the date we receive due proof of death, the distribution may be made over the lifetime of your beneficiary or over a period not to exceed your beneficiary’s life expectancy, as defined in the IRC. If your spouse is the sole beneficiary entitled to payments, he or she may choose to become the owner and continue the contract. If you die on or after the date we begin making annuity payments, the remaining interest in the contract must be distributed at least as quickly as under the method of distribution being used as of the date of your death. If the owner is not a natural person, the death of the annuitant is treated as the death of the owner for these distribution requirements. The contract is designed to comply with section 72(s). TIAA will review the contract and amend it if necessary to make sure that it continues to comply with the section’s requirements.

STATEMENTS AND REPORTS

You will receive a confirmation statement each time you remit premiums, or make a transfer or cash withdrawal to or from the separate account or among the variable investment accounts. The statement will show the date and amount of each transaction. However, if you’re using an automatic investment plan, you’ll receive a statement confirming those transactions immediately following the end of each calendar quarter.

If you have any accumulations in the separate account, you will be sent a statement each quarter which sets forth the following:

(1)	Premiums paid during the quarter;

(2)	the number and dollar value of accumulation units in the variable investment accounts credited to the contractowner during the quarter and in total;

(3)	cash withdrawals from the variable investment accounts during the quarter; and

(4)	any transfers between the separate account’s variable investment accounts and the Traditional Annuity or Real Estate Account during the quarter.

You will also receive, at least semi-annually, reports containing the financial statements of the funds and a schedule of investments held by the funds.

GENERAL MATTERS

ASSIGNMENT OF CONTRACTS

You can assign the contract at any time prior to the annuity starting date.

PAYMENT TO AN ESTATE, GUARDIAN, TRUSTEE, ETC.

We reserve the right to pay in one sum the commuted value of any benefits due an estate, corporation, partnership, trustee or other entity not a natural person. Neither TIAA nor the separate account will be responsible for the conduct of any executor, trustee, guardian, or other third party to whom payment is made.

BENEFITS BASED ON INCORRECT INFORMATION

If the amounts of benefits provided under a contract were based on information that is incorrect, benefits will be recalculated on the basis of the correct data. If any overpayments or underpayments have been made by the separate account, appropriate adjustments will be made.

PROOF OF SURVIVAL

We reserve the right to require satisfactory proof that anyone named to receive benefits under a contract is living on the date payment is due. If this proof is not received after a request in writing, the separate account will have the right to make reduced payments or to withhold payments entirely until such proof is received.

STATE REGULATION

TIAA and the separate account are subject to regulation by the State of New York Superintendent of Insurance (“Superintendent”) as well as by the insurance regulatory authorities of certain other states and jurisdictions.

TIAA and the separate account must file with the Superintendent periodic statements on forms promulgated by the State of New York Insurance Department. The separate account books and assets are subject to review and examination by the Superintendent and the Superintendent’s agents at all times, and a full examination into the affairs of the separate account is made at least every five years. In addition, a full examination of the separate account’s operations is usually conducted periodically by some other states.

LEGAL MATTERS

All matters of applicable state law pertaining to the contracts, including TIAA’s right to issue the contracts, have been passed upon by George W. Madison, Executive Vice President and General Counsel of TIAA and CREF. Sutherland Asbill & Brennan LLP, Washington, D.C., has provided advice on certain matters relating to the federal securities laws.

EXPERTS

PricewaterhouseCoopers LLP (“PwC”) is the independent registered public accounting firm for TIAA for the fiscal year ended December 31, 2005. PwC is located at 300 Madison Avenue, New York, NY 10017- 6204. The financial statements of TIAA at December 31, 2005 appearing in this SAI and Registration Statement have been audited by PwC, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Ernst & Young LLP, independent registered public accounting firm, has audited TIAA’s statutory-basis financial statements at December 31, 2004 and for the year then ended, as set forth in their report (which contains an explanatory paragraph describing that TIAA presents its financial statements in conformity with accounting practices prescribed or permitted by the New York State Insurance Department, which practices differ from U.S. generally accepted accounting principles and that the effects of the variances between such bases of accounting on TIAA’s financial statements are not reasonably determinable but are presumed to be material, as described in Note 2 to the TIAA statutory-basis financial statements) included in this SAI. Ernst & Young LLP is located at 5 Times Square, New York, New York 10036.

As described in Note 2 to TIAA’s audited financial statements, TIAA presents its financial statements in conformity with accounting practices prescribed or permitted by the New York State Insurance Department, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles are described in Note 2. The effects of these variances on TIAA’s financial statements are not reasonably determinable but are presumed to be material.

ADDITIONAL INFORMATION

A registration statement has been filed with the Securities and Exchange Commission (“SEC”), under the 1933 Act, with respect to the contracts discussed in the Prospectus and in this Statement of Additional Information. Not all of the information set forth in the registration statement, and its amendments and exhibits has been included in the Prospectus or this Statement of Additional Information. Statements contained in this registration statement concerning the contents of the contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, you should refer to the instruments filed with the SEC.

FINANCIAL STATEMENTS

Audited financial statements of TIAA follow. TIAA’s financial statements should be considered only as bearing upon TIAA’s ability to meet its obligations under the contracts. They should not be considered as bearing on the investment performance of the assets held in the separate account.

Index to Financial Statements

[Insert index to financials]

[Insert financials]

Part C - OTHER INFORMATION

Item 24.      Financial Statements and Exhibits

(a) Financial statements (To be filed by amendment)

Part A: None

Part B: Includes the following financial statements of Teachers Insurance and Annuity Association of America.

TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA
Audited Statutory-Basis Financial Statements
December 31, 2005, 2004 and 2003:
Report of Management Responsibility	B-
Report of the Audit Committee	B-
Report of Independent Registered Public Accounting Firm	B-
Balance Sheets	B-
Statements of Operations	B-
Statements of Changes in Capital and Surplus	B-
Statements of Cash Flows	B-
Notes to Statutory-Basis Financial Statements	B-

(b) Exhibits:
(1)	Resolutions of the Board of Directors of Teachers Insurance and Annuity
Association of America establishing the Registrant (To be filed by amendment)
(2)	None
(3)	(A)	Distribution Agreement by and among Teachers Insurance and
Annuity Association of America, the TIAA Separate Account VA-
3, and Teachers Personal Investors Services, Inc. (TPIS) (To be filed by amendment)
	(B)	Selling Agreement between TPIS and TIAA-CREF Individual and
Institutional Services, Inc. and Amendment thereto (To be filed by amendment)
(4)	(A)	RA Annuity Wrap Endorsement
	(B)	SRA Annuity Wrap Endorsement
	(C)	GRA Annuity Wrap Endorsement
	(D)	GSRA Annuity Wrap Endorsement
(5)	Forms of Application (To be filed by amendment)
(6)	(A)	Charter of Teachers Insurance and Annuity Association of
America (To be filed by amendment)
	(B)	Bylaws of Teachers Insurance and Annuity Association of
America (To be filed by amendment)
(7)	[None]
(8)	(A)	Participation/Distribution Agreement with TIAA-CREF Life
Funds (To be filed by amendment)
	(B)	[insert all participation agreements]
(9)	Opinion and consent of George W. Madison, Esquire (To be filed by amendment)
(10)	(A)	Consent of Sutherland Asbill & Brennan LLP (To be filed by
amendment)
	(B)	Consent of PricewaterhouseCoopers LLP, Independent Registered
Public Accounting Firm (To be filed by amendment)
	(C)	Consent of Ernst & Young LLP, Independent Registered Public
Accounting Firm (To be filed by amendment)
	(D)	Consent of George W. Madison, Esquire (See exhibit 9)
(11)	None
(12)	[None]

Item 25. Directors and Officers of the Depositor

Positions and Offices
Name and Principal Business Address	with Insurance Company

Herbert M. Allison, Jr.	Trustee, Chairman, President
TIAA-CREF	and Chief Executive Officer
730 Third Avenue
New York, New York 10017-3206

Elizabeth E. Bailey	Trustee
John C. Hower Professor of
Public Policy and Management
The Wharton School
University of Pennsylvania
Suite 3100
Steinberg-Dietrich Hall
Philadelphia, Pennsylvania 19104-6372

Robert C. Clark	Trustee
Distinguished Service Professor
Harvard Law School
Harvard University
Houser Hall 404
1575 Massachusetts Avenue
Cambridge, Massachusetts 02138

Edward M. Hundert, M.D.	Trustee
President
Case Western Reserve University
Adelbert Hall 216
10900 Euclid Ave.
Cleveland, Ohio 44106-7001

Marjorie Fine Knowles	Trustee
Professor of La w
Georgia State University
College of Law
P.O. Box 4037
Atlanta, Georgia 30302-4037

Donald K. Peterson	Trustee
Chairman and Chief Executive Officer
Avaya Inc.
211 Mt. Airy Road, Room 3W240
Basking Ridge, New Jersey 07920

Sidney A. Ribeau	Trustee
President, Bowling Green University
McFall Center, Room 220
Bowling Green, OH 43403

Leonard S. Simon	Trustee
Former Vice Chairman
Charter One Financial, Inc.
95 Hupi Road
P.O. Box 538
Monterey, Massachusetts 01245

David F. Swensen	Trustee
Chief Investment Officer
Yale Investments Office
55 Whitney Avenue, Suite 500
New Haven, Connecticut 06510-1300

Ronald L. Thompson	Trustee
Chairman and Chief Executive Officer
Midwest Stamping and Manufacturing Company
3455 Briarfield Road, Suite A
P.O. Box 1120
Maumee, Ohio 43537

Marta Tienda
Maurice P. During ‘22 Professor in
Demographic Studies	Trustee
Woodrow Wilson School
Princeton University
Princeton, NJ 08544-1013

Paul R. Tregurtha	Trustee
Chairman and Chief Executive Officer
Mormac Marine Group, Inc. and Moran
Transportation Company, Inc.; Vice Chairman,
Interlake Steamship Company and Lakes
Shipping Company
One Landmark Square, Suite 710
Stamford, Connecticut 06901-2608

Rosalie J. Wolf	Trustee
Managing Partner
Botanica Capital Partners LLC
110 East 59th Street, Suite 2100
New York, New York 10022

Gary Chinery	Vice President and Treasurer
TIAA-CREF
730 Third Avenue
New York, New York 10017-3206

Scott C. Evans	Executive Vice President and
TIAA-CREF	Chief Investment Officer
730 Third Avenue
New York, New York 10017-3206

I . Steven Goldstein	Executive Vice President, Public
TIAA-CREF	Affairs
730 Third Avenue
New York, New York 10017-3206

E. Laverne Jones	Vice President and Corporate
TIAA-CREF	Secretary
730 Third Avenue
New York, New York 10017-3206

Susan S. Kozik	Executive Vice President and
TIAA-CREF	Chief Technology Officer
730 Third Avenue
New York, New York 10017-3206

George W. Madison	Executive Vice President and
TIAA-CREF	Senior Counsel
730 Third Avenue
New York, New York 10017-3206

Erwin W. Martens	Executive Vice President, Risk
TIAA-CREF	Management
730 Third Avenue
New York, New York 10017-3206

Frances Nolan	Executive Vice President, Client
TIAA-CREF	Services
730 Third Avenue
New York, New York 10017-3206

Russell G. Noles	Acting Chief Financial Officer
TIAA-CREF
730 Third Avenue
New York, New York 10017-3206

Dermot J. O’Brian	Executive Vice President, Human
TIAA-CREF	Resources
730 Third Avenue
New York, New York 10017-3206

Bertram L. Scott	Executive Vice President of Strategy, Implementation
TIAA-CREF	& Policy
730 Third Avenue
New York, New York 10017-3206

Edward D. Van Dolson	Executive Vice President, Institutional Client Services
TIAA-CREF
730 Third Avenue
New York, New York 10017-3206

Item 26.	Persons Controlled by or under Common Control with the
Depositor or Registrant

The following companies are subsidiaries of Teachers Insurance and Annuity Association of America and are included in the consolidated financial statements of Teachers Insurance and Annuity Association of America.

All Teachers Insurance and Annuity Association of America subsidiary companies are Delaware corporations, except as indicated.

2 LPPA, LLC
485 Properties, LLC
730 Texas Forest Holdings, Inc.
Ataya Hardwoods, LLC
Bethesda ARC, LLC
Bisys Crossings I, LLC
Boca 10 A & B LLC
Boca 10 C & D LLC
Boca 11 A LLC
Boca 11 B LLC
Boca 11 C & D LLC
Boca 11 E & F LLC
Boca 54 Land Associates LLC
College Credit Trust
CTG & P, LLC
DAN Properties, Inc.
GA-Buckhead, L.L.C.
IL-161 Clark Street, L.L.C.
Industrial Property Fund VI, LLC
Illinois Teachers Properties, LLC
JV Georgia One, Inc.
JV Minnesota One, Inc.
JWL Properties, Inc.
Liberty Place Retail, Inc.
Light St. Partners LLP
M.O.A. Enterprises, Inc.
MOA Investors I, Inc.
ND Properties, Inc.
One Boston Place, LLC

One Boston Place Real Estate Investment Trust
Savannah Teachers Properties, Inc.
 Storage Portfolio I, LLC
 Strategic Industrial Properties I, LLC
T114 Properties, Inc.
 T-C Sports Co., Inc.
 TCAM Core Property Fund GP LLC
 TCAM Core Property Fund Operating GP LLC
TCAM Core Property Fund REIT LLC
TCPC Associates, LLC
TCT Holdings, Inc.
 T-Investment Properties Corp.
T-Land Corp.
Teachers Advisors, Inc.
 Teacher’s Belvidere Properties, LLC
Teachers Boca Properties II, Inc.
Teachers Concourse, LLC
Teachers Mayflower, LLC
Teachers Michigan Properties, Inc.
Teachers Pennsylvania Realty, Inc.
Teachers Personal Investors Services, Inc.
Teachers REA, LLC
Teachers REA II, LLC
Teachers REA III, LLC
Teachers West, LLC
Ten Westport I, LLC
Ten Westport II, LLC
TIAA 485 Boca 54 LLC
TIAA 485 Clarendon, LLC
TIAA Advisory Services, LLC
TIAA Bay Isle Key II Member, LLC
TIAA Bay Isle Key II, LLC
TIAA Canada Retail Business Trust
TIAA CMBS I, LLC
 TIAA Diamond Investor, LLC
TIAA European Funding Trust
TIAA Florida Mall, LLC
TIAA Franklin Square, LLC
TIAA Global Markets, Inc.
TIAA Lakepointe, LLC
TIAA Miami International Mall, LLC
TIAA Realty, Inc.
TIAA Realty Capital Management, LLC
TIAA Retail Commercial LLC
 TIAA SF One, LLC

TIAA-Shenandoah, LLC
TIAA Stafford-Harrison, LLC
TAA Timberlands I, LLC
TIAA Timberlands II, LLC
TIAA The Reserve II Member, LLC
TIAA The Reserve II, LLC
 TIAA Tri-State, LLC
TIAA West Town Mall, LLC
TIAA-CREF Enterprises, Inc.
TIAA-CREF Insurance Agency, LLC
 TIAA-CREF Individual & Institutional Services, LLC
TIAA-CREF International Investments Limited
TIAA-CREF Investment Management, LLC
 TIAA-CREF Life Insurance Company
TIAA-CREF Trust Company, FSB
TIAA-CREF Tuition Financing, Inc.
TREA 10 Schalks Crossing Road, Inc.
TREA GA Reserve, LLC
WA-WTC, L.L.C.
WRC Properties, Inc.

Notes

(1): All subsidiaries are Delaware entities except as follows:

a)	Maryland entities: Light Street Partners, LLP and One Boston Place Real Estate Investment Trust

b)	New York entities: College Credit Trust and TIAA-CREF Life Insurance Company

c)	Pennsylvania non-stock, non-profit corporations: Liberty Place Retail, Inc. Teachers Pennsylvania Realty, Inc.

d)	TIAA-CREF Trust Company, FSB is a Federal Savings Bank

e)	TIAA-CREF International Investments Limited formed in Jersey Channel Islands, UK

(2): ND Properties, Inc. wholly or partially owns interests in four Delaware entities and fourteen foreign entities.

Item 27.     Number of Contractowners

As of the date hereof, there are no owners of the Contracts.

Item 28.     Indemnification

Trustees, officers, and employees of TIAA may be indemnified against liabilities and expenses incurred in such capacity pursuant to Article Six of TIAA’s bylaws (see Exhibit 6(B)). Article Six provides that, to the extent permitted by law, TIAA will indemnify any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was a trustee, officer, or employee of TIAA or, while a trustee, officer, or employee of TIAA, served any other organization in any capacity at TIAA’s request. To the extent permitted by law, such indemnification could include judgments, fines, amounts paid in settlement, and expenses, including attorney's fees. TIAA has in effect an insurance policy that will indemnify its trustees, officers, and employees for liabilities arising from certain forms of conduct.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers and directors of the Depositor, pursuant to the foregoing provision or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director or officer in connection with the successful defense of any action, suit or proceeding) is asserted by a director or officer in connection with the securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in that Act and will be governed by the final adjudication of such issue.

Item 29.     Principal Underwriters

     (a)      Teachers Personal Investors Service, Inc. ("TPIS"), acts as principal underwriter for Registrant, TIAA-CREF Life Separate Account VLI-1, TIAA Separate Account VA-1, TIAA-CREF Life Funds, TIAA-CREF Mutual Funds, and TIAA-CREF Institutional Mutual Funds.

     (b)      The officers of TPIS and their positions and offices with TPIS and the Registrant are listed in Schedule A of Form BD as currently on file with the Commission (File No. 8-47051), the text of which is hereby incorporated by reference.

     (c)      Not Applicable.

Item 30.      Location of Accounts and Records

     All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained at the Registrant's home office, 730 Third Avenue, New York, New York 10017, and at other offices of the Registrant located at 750 Third Avenue and 485 Lexington Avenue, both in New York, New York 10017. In addition, certain duplicated records are maintained at Pierce Leahy Archives, 64 Leone Lane, Chester, New York 10918.

Item 31.     Management Services

     Not Applicable.

Item 32.      Undertakings

     (a)      The Registrant undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

     (b)      The Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     (c)      The Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under Form N-4 promptly upon written or oral request.

     (d)      Teachers Insurance and Annuity Association of America represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Teachers Insurance and Annuity Association of America. Teachers Insurance and Annuity Association of America bases its representation on its assessment of all of the facts and circumstances, including such relevant factors, as: the nature and extent of such services, expenses and risks; the need for Teachers Insurance and Annuity Association of America to earn a profit; and the degree to which the contracts include innovative features. This representation applies to all contracts sold pursuant to this Registration Statement, including those sold on the terms specifically described in the Prospectus contained herein, or any variations therein, based on supplements, endorsements, or riders to any Contracts or prospectus, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, TIAA Separate Account VA-3 has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York, and State of New York on the 5th day of June, 2006.

TIAA SEPARATE ACCOUNT VA-3

TEACHERS INSURANCE AND
ANNUITY ASSOCIATION OF
AMERICA (On behalf of the
Registrant and itself)

By:	/s/ Edward D. Van Dolsen

Name:	Edward D. Van Dolsen
Title:	Executive Vice President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Edward D. Van Dolsen	Executive Vice President	June 5, 2006
(Principal Executive Officer)
Edward D. Van Dolsen

/s/ Russell G. Noles	Acting Chief Financial Officer (Acting	June 5, 2006
Principal Financial and Accounting
Russell G. Noles	Officer)

SIGNATURE OF TRUSTEE	DATE	SIGNATURE OF TRUSTEE	DATE

/s/ Herbert M. Allison, Jr.	June 5, 2006	/s/ Sidney A. Ribeau	June 5, 2006

Herbert M. Allison, Jr.		Sidney A. Ribeau

/s/ Elizabeth E. Bailey	June 5, 2006	/s/ Leonard S. Simon	June 5, 2006

Elizabeth E. Bailey		Leonard S. Simon

/s/ Robert C. Clark	June 5, 2006	/s/ David F. Swensen	June 5, 2006

Robert C. Clark		David F. Swensen

/s/ Edward M. Hundert M.D.	June 5, 2006	/s/ Ronald L. Thompson	June 5, 2006

Edward M. Hundert M.D.		Ronald L. Thompson

/s/ Marjorie Fine Knowles	June 5, 2006	/s/ Marta Tienda	June 5, 2006

Marjorie Fine Knowles		Marta Tienda

/s/ Donald K. Peterson	June 5, 2006	/s/ Paul R. Tregurtha	June 5, 2006

/s/ Donald K. Peterson		Paul R. Tregurtha

		/s/ Rosalie J. Wolf	June 5, 2006

Rosalie J. Wolf

Exhibit Index

(4)	(A)	RA Annuity Wrap Endorsement
	(B)	SRA Annuity Wrap Endorsement
	(C)	GRA Annuity Wrap Endorsement
	(D)	GSRA Annuity Wrap Endorsement